Nexa Reports Third Quarter and Nine-Month 2021 Results including Adjusted EBITDA of US$568 Million

Luxembourg, October 28, 2021 – Nexa Resources S.A. (“Nexa Resources”, “Nexa”, or “Company”) announces today its results for the three and nine months ended September 30, 2021. This Earnings Release should be read in conjunction with the unaudited condensed consolidated interim financial statements of Nexa and the notes thereto at and for the three- and nine-month periods ended September 30, 2021 (the “3Q21 Consolidated Financial Statements”). This document contains forward-looking statements.

CEO Message – Tito Martins

“Our operational performance in the quarter was affected by planned and unplanned shutdowns in our mining and smelting segments, resulting in lower volumes. Despite the production disruptions, we have continued to operate our assets safely, and we are on track to meet our annual guidance. Adjusted EBITDA was US$155 million in the quarter, supported by higher base metal prices, and we delivered a record-high Adjusted EBITDA of US$568 million in the first nine months of the year.

Demand for our products is expected to remain strong as the global economy continues to improve. However, there is growing global concern about rising inflation rates, supply chain bottlenecks and energy shortages. We have started to face some pressure on costs related to these factors and we are attentive to the evolution of these risks and their impact on future supply, demand, and costs.

Our balance sheet remains strong, and we believe we remain well positioned to continue to deliver sustainable results.

As we recently announced, we will begin my transition process during this quarter. It has been an honor and privilege to lead this company as CEO for nearly a decade. Throughout my career path at Nexa, I have witnessed the remarkable evolution of the company and the expansion of its operations in both segments. The past years have been transformational for Nexa as we significantly increased capital investments, are close to delivering our first world-class greenfield project, Aripuanã, and have undertaken significant strategic shifts across the business. I want to take this opportunity to express my sincere thanks to you, our valued shareholders, for the ongoing support, trust, and confidence you have given to me. I am proud of what our company has become today and I believe we are on the right track to build the mining company of the future.”

Highlights

Operational and Financial

▪	Consolidated net revenue reached US$655 million in the third quarter compared with US$538 million a year ago and US$686 million in 2Q21. This was mainly due to higher metal prices and by-products contribution, partially offset by lower metal sales volume and a non-cash adjustment in the silver stream. In 9M21, net revenue was US$1,944 million compared with US$1,316 million in 9M20.

▪	Zinc production of 80kt in the quarter decreased by 2% compared to both 3Q20 and 2Q21, primarily driven by lower average head grade (down 5bps to 3.02%). Production was also affected by planned and unplanned maintenance shutdowns in the period. Zinc production totaled 239kt in the first nine months of 2021, 8% higher compared to 9M20.

▪	In 3Q21, metal sales were 156kt, down 2% year-over-year and 1% from 2Q21, mainly driven by lower production volumes. Sales totaled 460kt for 9M21, up 9% from a year ago.

Earnings Release – 3Q21

▪	Adjusted EBITDA was US$155 million in 3Q21 compared with US$152 million in 3Q20 and US$233 million in 2Q21. Adjusted EBITDA for the first nine months ended September 30, 2021 totaled US$568 million, 141% higher compared to 9M20.

▪	Mining cash cost[1] in 3Q21 was US$0.23/lb compared with US$0.33/lb in 3Q20, mainly driven by higher by-products credits (volume and prices) and lower TCs. Compared to 2Q21, mining cash cost increased by US$0.08/lb driven by lower by-product credits and higher operating costs due to higher third-party services, lower volumes and increased maintenance costs in the quarter.

▪	Smelting cash cost[1] in 3Q21 was US$1.16/lb compared with US$0.79/lb in 3Q20, mainly affected by market-related factors such as higher zinc prices and lower TCs. Compared to 2Q21, smelting cash cost increased by 8% also driven by the same factors.
▪	Incremental costs related to COVID-19 in 3Q21 amounted to US$4 million and US$13 million in 9M21, and we expect them to last at least throughout 2022.
▪	Net loss in 3Q21 totaled US$9 million or US$0.14 per share. In 9M21, net income was US$145 million.
▪	Total cash[2] decreased to US$807 million at September 30, 2021 due to the prepayment of certain financial indebtedness and continued investment over the quarter in excess of operating cash flows. Liquidity, however, remains strong. Our current available liquidity is US$1,107 million, including the revolving credit facility.
▪	As a consequence, net debt to Adjusted EBITDA ratio for the last twelve months increased to 1.24x compared with 1.19x in the previous quarter.

Operational efficiency program | Nexa Way

▪	Nexa Way program was initiated in mid-2019, aiming to structurally improve our business model and change our organizational culture. Since then, we implemented initiatives that we expected would generate at least US$180 million in annualized recurring EBITDA by the end of 2021. At the end of 3Q21, these initiatives generated an estimated annualized impact to EBITDA of US$191 million.

Guidance3

▪	We are maintaining our 2021 guidance for production, sales and investment.

▪	We are reducing our mining cash cost guidance to US$0.23/lb versus US$0.33/lb, mainly due to higher expected by-products contribution following higher metal prices.

▪	Smelting cash cost guidance has been revised to US$1.14/lb versus US$0.95/lb, primarily explained by higher than anticipated zinc prices and lower TCs.

▪	Refer to our “Nexa | Outlook” section for further details.

Aripuanã

▪	Subsequent to quarter end, on October 07, 2021 the operating license for the Aripuanã project was granted. This completes all major permitting required for operations.
▪	The project´s overall progress reached 96.5% at the end of September 2021. We are on track to conclude mechanical completion in 4Q21 and the commissioning of the front-end of the process plant has commenced. The first production is estimated at the end of 1Q22.
▪	In 3Q21, we spent US$79 million, totaling US$177 million in 9M21 with a cumulative CAPEX of US$486 million since the beginning of construction.

1 Our cash cost net of by-products credits is measured with respect to zinc sold.

2 Cash and cash equivalents and financial investments

3 Guidance is subject to the continuous evaluation of several factors, including the impact of COVID-19 on our operations, supply chain and demand for our products

2

Earnings Release – 3Q21

▪	We continue with mine development activities in both the Arex and Link mines. Approximately 435kt of ore has already been stockpiled, which corresponds to roughly 2 months of production, not taking into account the ramp-up period.
▪	The current operations headcount stands at 443 employees for the mine, plant, process, environment, safety and health, and administrative facilities, which represents more than 90% of our designated workforce target for the period.
▪	We continue to run the qualification program for future mining operators. There are currently 161 students in the fourth training class. Of the total number of participants, 46% are women and we expect to have at least 50% women in the future total workforce.
▪	Refer to our “Aripuanã project” section for further details.

ESG and Corporate

▪	On September 16, 2021, Nexa announced that Mr. Ignacio Rosado will replace Mr. Tito Martins as Chief Executive Officer (“CEO”), as part of its executive succession plan. Mr. Rosado will join Nexa on November 1 and begin an orderly transition process with Mr. Martins, who will remain at the company until December 31, 2021.
▪	Nexa is enhancing its supplier assessment program to include reviews of ESG indicators and best practices. The program is expected to begin in November.
▪	The Company received the Women on Board certificate, which is an independent initiative that seeks to recognize and value the existence of corporate environments with the presence of women on boards of directors or advisory boards in order to highlight the benefits of this diversity to the business world and to the society.
▪	Nexa also launched the Plural Talent Program for the admission and training of professionals with disabilities and/or special needs, who have graduated or will graduate by 2022. There are 15 positions in several areas and these professionals will join Nexa in December 2021.

3

Earnings Release – 3Q21

Selected indicators

US$ million (except indicated otherwise)	3Q21	2Q21	3Q20	3Q21 vs. 3Q20		9M21	9M20	9M21 vs. 9M20

Treated ore (kt)	3,045.7	3,207.3	3,040.8	0.2%		9,213.3	7,703.5	19.6%

Mining Production | contained in concentrate
Zinc (kt)	79.9	81.6	81.9	(2.4%)		238.8	221.1	8.0%
Copper (kt)	7.8	6.9	7.9	(1.1%)		22.6	19.6	15.1%
Lead (kt)	10.8	11.7	11.4	(5.4%)		32.8	25.5	28.9%

Metal sales (kt) (1)	155.5	156.6	158.4	(1.8%)		460.5	423.6	8.7%

Consolidated Net Revenue	655.1	686.2	537.6	21.9%		1,944.2	1,316.4	47.7%

Mining	92.1	141.4	66.9	37.5%		330.8	53.3	520.6%
Smelting	64.8	92.5	86.0	(24.7%)		240.8	186.6	29.1%
Eliminations & Adjustments	(1.4)	(1.3)	(0.9)	52.0%		(3.6)	(4.2)	(14.9%)
Adjusted EBITDA (2)(3)	155.4	232.7	152.0	2.3%		568.1	235.6	141.1%
Adj. EBITDA margin (%)	23.7%	33.9%	28.3%	(4.5	p.p.)	29.2%	17.9%	11.3p.p.

Expansion (4)	82.8	61.3	55.2	49.9%		186.1	149.3	24.6%
Sustaining	44.7	51.5	28.1	59.0%		125.3	67.7	85.0%
HSE	11.9	4.7	1.9	513.3%		18.3	14.4	27.5%
Others (5)(6)	4.3	(1.3)	(0.0)	–		14.0	2.9	385.5%
Capital Expenditures	143.7	116.2	85.2	68.6%		343.7	234.3	46.7%

Liquidity and Indebtedness
Total cash (7)	807.5	1,075.6	984.8	(18.0%)		807.5	984.8	(18.0%)
Net debt	908.1	867.3	969.6	(6.3%)		908.1	969.6	(6.3%)
Net debt / LTM Adj. EBITDA (x)	1.24	1.19	3.23	–		1.24	3.23	–

(1) Consolidated sales of metallic zinc and zinc oxide (in kt of product volume). Kt refers to one thousand metric tons.

(2) Includes non-recurring expenses relating to the Nexa Way program in 1H21 and in 9M20.

(3) Refer to “Use of Non-IFRS Financial Measures” for further information. For details on segment definition and accounting policy, please refer to explanatory note 1 – “Information by business segment and geographic area” in the 3Q21 Consolidated Financial Statements.

(4) Includes Aripuanã project investment.

(5) Modernization, IT and others.

(6) Tax credits of US$3 million in 3Q21 included.

(7) Cash, cash equivalents and financial investments.

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Earnings Release – 3Q21

Nexa | Outlook

Nexa reiterates its 2021 production guidance for all metals, which is 310-342kt of zinc, 26-30kt of copper, 42-49kt of lead and 8,531-9,317koz of silver. We believe we are on track to achieve the midpoint of the guidance for zinc, lead and silver, while copper is tracking toward the upper end of the range. Further details are outlined below.

▪	Cerro Lindo: after planned and unplanned maintenance shutdowns in 3Q21, mine throughput has returned to normal levels in 4Q21. Near-term mine sequence should continue to favor copper production, which is expected to be similar to the previous quarter.
▪	El Porvenir: production guidance is maintained.
▪	Atacocha: as previously disclosed, in September host communities illegally blocked road access to the plant and production was suspended for almost 10 days. Full production was resumed in early October, and we expect to continue to operate at normal levels in 4Q21.
▪	Vazante: production guidance is maintained.
▪	Morro Agudo: zinc production decreased in 3Q21 due to the prioritization of the mine deepening development to increase underground production and mining flexibility. We plan to resume full production during 4Q21.

Sales guidance also remains unchanged at 615-635kt. As disclosed in April, one of our third-party raw material suppliers in Peru temporarily shut down its facility, affecting calcine availability to our smelters. Production in 3Q21 was also affected by planned and unplanned maintenance shutdowns but smelters’ production has returned to normal levels. Although we have been able to partially offset these impacts, by increasing our purchase of metal from third parties for resale and from other raw material suppliers, we believe sales are tracking toward the lower end of the range.

Although we are starting to see additional inflationary pressure in our mining operations, cash costs at Cerro Lindo and Atacocha mines have been better than expected due to continued higher by-product metal prices. Consequently, cash cost guidance for these two operations has been reduced to US$(0.29)/lb and US$(0.39)/lb compared to our initial guidance of US$0.00/lb and US$0.27/lb, respectively. Annual cash cost guidance for El Porvenir, Vazante and Morro Agudo remains unchanged.

Smelting cash cost has been updated to US$1.14/lb from US$0.95/lb, primarily driven by higher zinc prices. Operating costs have also been affected by higher than expected energy prices due to the current Brazilian scenario, as well as an increase in maintenance costs, which has been affected by inflation.

We remain cautious about our operating scenario, Guidance is subject to the continuous evaluation of the impact of COVID-19 in our operations, supply chain and demand for our products. Our guidance assumes that we will continue to overcome the scenario of restricted protocols to access our mines and potentially more limited workforce and logistics.

In January 2022, we plan to release our production and metal sales guidance for the three-year period 2022-2024. We expect Aripuanã's guidance range to be revised, with production currently estimated to start by the end of 1Q22.

Additionally, in January 2022, we will provide cash cost, capital expenditures and other investment expenses guidance for 2022.

Nexa should continue to enjoy regional competitive advantages, as a significant part of our revenue originates from Latin America.

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Earnings Release – 3Q21

Mining segment

Main products

Metal Contained (in concentrate)		9M21	2021 Guidance

Zinc	kt	239	310	–	342
Cerro Lindo		78	104	–	112
El Porvenir		38	50	–	60
Atacocha		6	8	–	10
Vazante		105	130	–	140
Morro Agudo		13	18	–	20

Copper	kt	23	26	–	30
Cerro Lindo		22	26	–	29
El Porvenir		0.4	0.4	–	0.4

Lead	kt	33	42	–	49
Cerro Lindo		10	13	–	14
El Porvenir		13	15	–	18
Atacocha		6	9	–	10
Vazante		1.3	1.0	–	1.5
Morro Agudo		3.2	4.3	–	5.0

Silver	koz	6,497	8,531	–	9,317
Cerro Lindo		2,873	3,655	–	3,808
El Porvenir		2,518	3,469	–	3,873
Atacocha		737	1,061	–	1,241
Vazante		369	345	–	395

Smelting segment

Smelter sales are expected to remain strong following continuous demand recovery, supported by global economy growth. As mentioned above, we believe sales are tracking toward the lower end of the range limited by the current level of production.

Smelting sales		9M21	2021 Guidance

Metal	kt	460	615	–	635
Zinc metal		430	580	–	596
Zinc oxide		31	35	–	39

2021 Cash costs

As noted above, we are updating our cash cost guidance for Cerro Lindo and Atacocha mines and for all of our smelters.

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Earnings Release – 3Q21

Cash cost (US$/lb)	9M21	2021e Previous	2021e Updated
Mining cash cost (1)	0.20	0.33	0.23
Cerro Lindo	(0.26)	0.00	(0.29)
El Porvenir	0.47	0.52	0.52
Atacocha	(0.55)	0.27	(0.39)
Vazante	0.40	0.47	0.47
Morro Agudo	0.77	0.79	0.79
Smelting cash cost (2)	1.08	0.95	1.14
Cajamarquilla	1.11	0.96	1.17
Três Marias	1.05	0.93	1.10
Juiz de Fora	1.00	0.96	1.09

(1)C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per mine.

(2)C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

Note: Cash costs are based on several assumptions, including but not limited to volumes, commodity prices, foreign exchange rates, and operating costs. Cash cost numbers include and contemplate COVID-19 incremental costs but do not include the impact of idle capacity costs in the Atacocha mine in 1Q21 and 3Q21.

2021 Capital Expenditures (“CAPEX”)

The estimated CAPEX for 2021 is US$510 million and remains unchanged, outlined below. We estimate we will have a higher disbursement in 4Q21 compared to the previous quarters due to mine development, mine equipment purchase, planned maintenance shutdown at the Três Marias smelter, among other less material events.

CAPEX (US$ million)	9M21	2021 Guidance

Expansion projects	186	273
Aripuanã	177	255
Others (1)	9	18
Non-Expansion	149	238
Sustaining (2)	125	191
HSE	18	33
Others (3)	5	14
Reconciliation to Financial Statements (4)	9	–
TOTAL	344	510

(1) Including Vazante LOM extension, Magistral FEL3 and Bonsucesso FEL3 studies.

(2) Investments in tailing dams are included in sustaining expenses.

(3) Modernization, IT and others.

(4) The amounts are mainly related to advanced payments for imported materials and capitalization of interest net of advanced payments.

Exploration & Project Evaluation and Other Expenses

Our mineral exploration and project evaluation expenses guidance of US$71 million also remains unchanged, as such investments are expected to pick up during 4Q21 partially compensating the COVID-19 slower pace of previous quarters.

7

Earnings Release – 3Q21

Other operating expenses (US$ million)	9M21	2021 Guidance

Exploration	38	51
Mineral Exploration	30	32
Mineral rights	4	8
Sustaining (mine development)	4	11
Project Evaluation	10	20
Exploration & Project Evaluation	49	71

Other	8	19
Technology	5	9
Communities	3	10

8

Earnings Release – 3Q21

Aripuanã project

At the end of 3Q21, 99.9% of procurement has been completed and overall physical progress reached 96.5%. All of the long lead equipment (including SAG, vertical and ball mill, crushers, flotation columns, flotation cells, thickener, e-houses, among others) have already been fully delivered to site.

Several systems from the beneficiation plant reached mechanical completion and are under commissioning at the end of 3Q21 with total progress of 25%. Among the delivered systems, are the following: crushing; crushed ore silo; grinding (SAG and ball mills); tailings thickener; tailings press filters; utilities systems (compressed air, raw water and water for fires); and environmental control systems such as the wetlands destined to receiving the water from the mines; treating and recirculating the beneficiation plant water; and treating the water from the tailings and waste dump.

These delivered systems allow for the cold commissioning of the front-end equipment. All the other areas of the beneficiation plant are expected to be concluded in the fourth quarter. We are on track to conclude mechanical completion by the end of 4Q21, as well as most of the cold commissioning. Hot commissioning (comminution till tailings filter) should start in November. The first production is estimated to start at the end of 1Q22.

On October 07, 2021, the operating license for the Aripuanã project was granted. The license was issued by the Environmental Secretariat of the state of Mato Grosso (“SEMA”). This completes all major permitting required for operations.

In 3Q21, we spent US$79 million to develop Aripuanã, for a total of US$177 million in 9M21 and a cumulative CAPEX of US$486 million (not including FEL3 expenses) since the beginning of construction.

The project timeline and capital cost of the Aripuanã project set out above are subject to the successful execution of the updated project plan and our current assessment of COVID-19 impacts which are ongoing.

Horizontal mine development reached an accumulated 13,360 meters at the end of September, compared to 10,826 meters at the end of June 2021. Approximately 435kt of ore was stockpiled, up from 241kt at the end of June.

The total employee headcount working on mine, plant, process, environment, safety and health and administrative activities for the operation is 443, representing above 90% of our designated workforce target for the period. In addition, we have continued with the qualification program for future mining operators. To date, we have hired 184 people, (42% of them women) out of 400 who completed training. There are currently 161 students in the fourth training class, of which 46% are women, which is in accordance with the strategy to have at least 50% women in the future total workforce.

9

Earnings Release – 3Q21

10

Earnings Release – 3Q21

Consolidated performance

Net revenue

US$ million	3Q21	2Q21	3Q20	3Q21 vs. 3Q20	9M21	9M20	9M21 vs. 9M20
Revenue – Mining	276.2	310.9	205.8	34.2%	842.3	479.0	75.8%
Revenue – Smelting	523.0	522.4	422.1	23.9%	1,512.8	1,068.5	41.6%
Intersegment Results	(156.6)	(162.6)	(99.4)	57.5%	(448.6)	(239.1)	87.6%
Adjustments	12.6	15.5	9.1	37.9%	37.7	8.0	372.3%
Net Revenue	655.1	686.2	537.6	21.9%	1,944.2	1,316.4	47.7%

In 3Q21, net revenue was US$655 million, 22% higher year-over-year, mainly driven by higher metal prices and by-products contribution, partially offset by lower metal sales volume and the silver stream adjustment noted below. The LME average prices for zinc, copper, and lead were up by 28%, 44% and 25%, respectively, compared to the same period of 2020.

In September 2021, according to Nexa’s silver streaming accounting policy, the Company recognized a reduction of US$19 million as a remeasurement adjustment in its silver stream recognized revenues given forecasted higher long-term prices and the updated mine plan for Cerro Lindo.

Compared to 2Q21, net revenue decreased by 5% due to lower metal sales volume and by-products contribution, partially offset by higher metal prices. The LME average zinc and lead prices increased by 3% and 10%, respectively, while copper prices decreased by 3%.

In the first nine months of 2021, net revenue of US$1,944 million was up 48% compared to 9M20, also driven by higher metal prices and volumes. During the period, the LME average zinc, copper and lead prices increased by 35%, 57% and 20% respectively, compared to 9M20.

Cost of sales

US$ million	3Q21	2Q21	3Q20	3Q21 vs. 3Q20	9M21	9M20	9M21 vs. 9M20
Cost of sales – Mining	(191.1)	(176.4)	(145.5)	31.3%	(531.1)	(447.9)	18.6%
Cost of sales – Smelting	(455.1)	(433.8)	(336.3)	35.3%	(1,269.4)	(890.9)	42.5%
Intersegment Results	156.6	162.6	99.4	57.5%	448.6	239.1	87.6%
Adjustments	(12.3)	(17.1)	(14.1)	(12.6%)	(37.5)	(4.2)	786.0%
Cost of sales	(501.9)	(464.7)	(396.5)	26.6%	(1,389.4)	(1,103.9)	25.9%

In 3Q21, cost of sales amounted to US$502 million, up 27% year-over-year. The cost increase was mainly driven by (i) higher operating costs, which were temporarily reduced last year; (ii) higher maintenance expenses due to plant shutdown; (iii) the increase in metal prices, affecting the concentrate cost at our smelting segment; (iv) higher energy cost; and (v) the negative impact from the appreciation of the Brazilian real (“BRL”) against the U.S. dollar. These factors were partially offset by the recovery of undue GSF energy costs of US$10 million – for more information, refer to “Others | Energy” section.

Compared to 2Q21, cost of sales increased by 8% due to (i) higher energy price; (ii) the increase in maintenance costs also affected by inflation; and (iii) lower TCs on third-party concentrates. Cost of sales was also affected by the appreciation of the BRL against the U.S. dollar.

During 9M21, cost of sales increased by 26% compared to the same period of 2020, mainly because of the above-mentioned reasons.

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Earnings Release – 3Q21

COVID-19 expenses

Following the best market practices, protocols to mitigate the spread of COVID-19 were implemented during 2020 in all our operations and remain in place. We continue working on three main fronts: Health, Safety and People; Business Continuity; and Stakeholders.

In 3Q21, COVID-19 related costs totaled US$4.0 million (US$3.4 million in mining, and US$0.6 million in smelting) and are included in cost of sales and in operating expenses. In 9M21, COVID-19 related costs amounted to US$13.1 million.

SG&A

In 3Q21, SG&A expenses amounted to US$38 million, up 4% compared to 3Q20 (US$37 million) and up 8% compared to 2Q21 (US$35 million) driven by higher workers participation and commercial expenses.

As a ratio of net revenue, SG&A expenses stood at 6%, decreasing 99bps from 3Q20 and increasing 67bps compared to 2Q21.

In 9M21, SG&A expenses amounted to US$110 million, up 2% from the same period of 2020.

Operational efficiency program – Nexa Way

The Nexa Way initiatives are primarily related to our operations, including priorities such as, among others, increased recovery rates, reduction in energy costs, reduction in operational dilution in our mines, increased reprocessing of tailings, debottlenecking capacity at our smelters and increased roaster performance. The program also encompasses changes in our organizational culture including increased communication between operating teams and improved decision-making processes, among others. We are preparing transformation leaders focused on execution to help us disseminate our new culture throughout all Nexa.

Nexa Way initiatives were implemented between 2019 and 1H21 and are monitored in four categories: operational, procurement, commercial and corporate.

We estimated these initiatives together could generate an improvement of at least US$180 million in annualized recurring EBITDA by the end of 2021. At the end of September, we estimate these initiatives have generated an estimated annualized impact to EBITDA of US$191 million, exceeding our expectations.

Adjusted EBITDA

In 3Q21, Adjusted EBITDA was US$155 million compared with US$152 million in the same period a year ago. The main factors that contributed to this performance were (i) the positive US$56 million net price effect; and (ii) the increase in by-products contribution. These factors were partially offset by (iii) lower volumes; (iv) higher operating costs driven by maintenance, third-party services expenses and energy costs; (v) an increase in exploration and project evaluation disbursements in accordance with our plan; and (iv) the net impact of US$9 million related to the silver stream and GSF energy cost.

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Earnings Release – 3Q21

Compared to 2Q21, Adjusted EBITDA decreased by 33%. The main factors that contributed to this performance, excluding the non-recurring factors mentioned above, were (i) lower by-products contribution (volumes and prices); and (ii) higher operating costs mainly driven by the aforementioned factors.

During 9M21, Adjusted EBITDA was US$568 million compared with US$236 million in the same period a year ago.

US$ million	3Q21	2Q21	3Q20	9M21	9M20
Adjusted EBITDA	155.4	232.7	152.0	568.1	235.6
Impairment	0.0	0.0	65.1	0.0	549.7
EBITDA	155.4	232.7	86.9	568.1	(314.1)
Deprec., amort. and depletion	(68.5)	(62.2)	(61.4)	(189.8)	(181.1)
Net financial results	(56.6)	32.3	(61.9)	(98.5)	(281.8)
Taxes on income	(39.8)	(80.6)	0.9	(135.4)	70.7
Net Income (loss)	(9.0)	122.2	(36.2)	144.7	(706.2)

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Earnings Release – 3Q21

Net financial result

The net financial result in 3Q21 was an expense of US$57 million compared to US$32 million income in 2Q21 primarily driven by a negative variation of foreign exchange and interest on loans and financing.

The foreign exchange variation had a negative impact of US$28 million versus a positive impact of US$52 million in 2Q21, mainly explained by the 9% depreciation of the BRL against the U.S. dollar4 versus the 12% appreciation in the previous quarter.

Excluding the effect of the foreign exchange variation, the net financial result in 3Q21 was an expense of US$29 million compared to an expense of US$20 million in the previous quarter, mainly explained by the unwinding of a cross-currency swap associated with a pre-paid debt agreement.

US$ thousand	3Q21	2Q21	3Q20

Financial income	3,475	2,033	2,213

Financial expenses	(37,590)	(35,286)	(42,774)

Other financial items, net	(22,455)	65,517	(21,380)
Foreign exchange gain (loss)	(27,788)	52,262	(12,539)

Net financial result	(56,570)	32,264	(61,941)
Net financial result excluding FX	(28,782)	(19,998)	(49,402)

Net income (loss)

Net loss was US$9 million in 3Q21 compared to a net loss of US$36 million in 3Q20. Net loss attributable to Nexa’s shareholders was US$19 million in 3Q21 resulting in losses per share of US$0.14.

In 9M21, net income was US$145 million compared to a net loss of US$706 million in the same period a year ago, mainly due to the aforementioned reasons and by the improvement in operating income, which was positively affected by higher metals prices and better operating performance.

4 On September 30, 2021, the Brazilian real / U.S. dollar exchange rate at the end of period was R$5.439/US$1.00 compared to R$5.002/US$1.00 on June 30, 2021.

14

Earnings Release – 3Q21

Business Performance

Mining segment5

Mining production

Consolidated		3Q21	2Q21	3Q20	3Q21 vs. 3Q20		9M21	9M20	9M21 vs. 9M20
Treated Ore	kt	3,046	3,207	3,041	0.2%		9,213	7,704	19.6%

Grade
Zinc	%	3.02	2.90	3.07	(5	bps)	2.97	3.28	(31	bps)
Copper	%	0.33	0.28	0.33	0 bps		0.31	0.32	(1	bps)
Lead	%	0.50	0.50	0.52	(1	bps)	0.50	0.48	2 bps
Silver	oz/t	0.97	0.92	0.95	1.6%		0.95	0.88	7.4%
Gold	oz/t	0.005	0.004	0.004	29.7%		0.004	0.004	15.3%

Production | metal contained
Zn	kt	79.9	81.6	81.9	(2.4%)		238.8	221.1	8.0%
Cu	kt	7.8	6.9	7.9	(1.1%)		22.6	19.6	15.1%
Pb	kt	10.8	11.7	11.4	(5.4%)		32.8	25.5	28.9%
Ag	koz	2,187	2,245	2,096	4.3%		6,497	4,695	38.4%
Au	koz	6.4	6.1	5.1	27.2%		17.3	11.0	58.0%

In 3Q21, treated ore volume was 3,046kt, slightly up (+0.2%) compared to the same period last year. Higher throughput in El Porvenir (+27%) and Vazante (+1.7%) offset the decrease in Atacocha (-5.3%) and Morro Agudo (-31%), while Cerro Lindo remained flat. Compared to 2Q21, treated ore volume decreased by 5.0%.

Zinc equivalent6 production totaled 136kt in 3Q21, down 0.7% compared to 3Q20. The average zinc grade decreased by 5bps to 3.02%. Copper head grade remained flat, while lead average grade decreased by 1bps to 0.50%. Compared to 2Q21, zinc equivalent production increased by 0.2%.

Zinc production of 80kt in the quarter decreased by 2.4% from 3Q20 driven by lower average head grade. Production was also affected by planned and unplanned maintenance shutdowns in the period. Compared to 2Q21, zinc production decreased by 2.1%.

Copper and lead production followed the same trend and decreased by 1.1% and 5.4% from 3Q20, respectively. Compared to 2Q21, copper production increased by 14%, while lead production decreased by 7.3%.

In 9M21, treated ore volume increased 20% year-over-year to 9,213kt, which compensated for lower zinc grades (down 31bps to 2.97%). Therefore, zinc production totaled 239kt, 8% higher than 9M20. Copper and lead followed the same trend and production increased to 23kt and 33kt, respectively.

Cerro Lindo

In 3Q21, treated ore volume of 1,558kt remained flat compared to 3Q20. Compared to 2Q21, treated ore volume decreased by 5.3%. As previously disclosed, we experienced a mechanical issue with the thickeners at the end of 2Q21, which lasted until July. In addition, a planned refurbishment of one of the pastefill filters was carried out within a period of 15 days. The mine throughput has already returned to normal operating levels.

5 Segment consolidation available in the appendix.

6 For zinc equivalent calculation, please see the appendix (“Mining Information – Consolidated”).

15

Earnings Release – 3Q21

Zinc production was 23kt, down 11% compared to 3Q20 as a result of lower grades. Zinc head grade averaged 1.68%, down 18bps year-over-year due to grade reduction downward trend. In addition, in the quarter we accessed stopes with higher average copper grades, following our mining sequence.

Copper production was 7.7kt, down 1.9% compared to 3Q20 and up 14% from 2Q21. Copper average grade was 0.58% (similar to 3Q20 and 9bps higher than 2Q21).

Lead production was 2.5kt, down 20% and 35% compared to 3Q20 and 2Q21, respectively. Lead average grade was 0.23% (down 4bps year-over-year and down 7bps from 2Q21).

In the first nine months of 2021, zinc production totaled 78kt, an increase of 29% compared to last year, which was impacted by the COVID-19 related mandatory measures in our Peruvian operations during the first semester. Copper and lead production were up 14% and 48%, to 22kt and 10kt, respectively.

In 3Q21, sustaining capital expenditures amounted to US$9.2 million, mainly related to mine development, drilling in order to reduce the planned dilution and tailings dam elevation, totaling US$21.5 million in 9M21.

El Porvenir

Zinc production of 14kt was up 45% in 3Q21 compared to the same quarter last year, primarily driven by the increased mine performance in treated ore volume due to lower throughput in 3Q20 related to COVID-19 safety protocols. Compared to 2Q21, zinc production increased by 15%.

Zinc average head grade was 3.07%, up 39bps from a year ago, as a result of improved mining flexibility in the higher-grade areas. Compared to 2Q21, zinc grade was up 34bps, as a result of improved mine development, which increased ore availability and stabilized ROM production, particularly in the higher-grade areas.

Copper production increased to 0.2kt in 3Q21. Lead and silver production followed the same trend and increased by 48% and 29%, respectively, when compared to 3Q20. Compared to 2Q21, copper production increased by 17%, while lead and silver increased by 33% and 24%, respectively.

In 9M21, treated ore volume totaled 1,545kt, up 44% from the same period of last year. As a result, zinc, copper, and lead production increased to 38kt, 0.4kt and 12.6kt, respectively.

As previously disclosed, by the end of 2021 we expect to complete modernization and debottleneck studies for El Porvenir to evaluate the deepening of the mine and extension of its life-of-mine.

In 3Q21, sustaining capital expenditures amounted to US$6.0 million, related to mine development, tailings dam elevation and acquisition of heavy mobile equipment, totaling US$22.7 million in 9M21.

Atacocha

Treated ore volume was 338kt, down 19kt and 33kt compared to 3Q20 and 2Q21, respectively. As previously disclosed, Atacocha mine production was temporarily suspended due to illegal protest activities from local communities that blocked access to the road.

Zinc production of 2.5kt in 3Q21 decreased by 0.4kt compared to 3Q20 and increased by 0.4kt compared to 2Q21. Zinc head grade averaged 0.95% in the quarter, down 13bps versus 3Q20 but up 18bps versus 2Q21.

Lead and silver production decreased to 2.2kt and 270koz compared with 3.6kt and 400koz, respectively, in 3Q20. The illegal protest activities also affected stripping activities, reducing high-grade availability. Compared to 2Q21, lead decreased by 14% and silver decreased by 13%.

16

Earnings Release – 3Q21

In 9M21, treated ore volume totaled 895kt, up 22% from the same period a year ago. However, zinc production decreased from 6.9kt to 5.8kt, explained by a trend towards lower grades as the open pit average grade is lower than the underground mine.

Atacocha tailings dam elevation project: construction started in 4Q20 and was concluded during the quarter. Nexa is awaiting approval of the operating license, which should be released in 4Q21. This tailings dam raise is expected to support our operations until 2025.

In 3Q21, sustaining capital expenditures amounted to US$2.4 million, mainly driven by the tailings dam elevation, and totaled US$8.7 million in 9M21.

Vazante

Treated ore volume amounted to 414kt, up 2% from 3Q20 and 2Q21 as a result of Vazante mine efforts to increase volume and improvement in the re-treatment of tailing (up 89% compared to 21kt year-over-year) to compensate for the production stoppage at Extremo Norte mine. In addition, the ore sorter has continued to be a significant contributor to increasing the feed grade in the plant.

Zinc production of 36kt in 3Q21 decreased by 1% from 3Q20. Compared to 2Q21, zinc production increased by 8.2%. Zinc head grade averaged 10.18% in the quarter, down 13bps versus 3Q20 and up 54bps versus 2Q21.

As previously disclosed, Extremo Norte mine production remains temporarily suspended. Nexa concluded the rehabilitation plan to access the main ramp entrance and as expected, mine development activities have also resumed during the quarter. Mine production should resume in early 2022.

In 9M21, treated ore volume totaled 1.228kt, up 1.9% from the same period of last year, as we continued as a result of the efforts noted above. Zinc production of 105kt decreased by 5% from 9M20 as a result of lower grades.

Vazante mine deepening project: the activities of CEMIG´s electric power line continue to progress and are expected to be concluded by the end of 2021. In addition, due to a review of mine planning, phase 2 of EB-140 is being rescheduled.

In 3Q21, sustaining capital expenditures amounted to US$6 million, mainly related to mine development and other mining infrastructure sustaining, and totaled US$19.4 million in 9M21.

Morro Agudo

Treated ore volume was 208kt, down 31% and 23% compared to 3Q20 and 2Q21, respectively.

Zinc production of 3.6kt in 3Q21 decreased by 43% compared to 3Q20. Zinc average grade decreased to 2.0% (43bps lower than 3Q20) as the higher-grade Ambrósia open pit reached the end of its mine life and was then suspended in 4Q20. Lower grades are expected in the underground mine plan compared to historical levels. Compared to 2Q21, zinc production decreased by 18% mainly due to the prioritization of the mine deepening development to increase underground production and mining flexibility. As a result, we will have expanded areas available for mining ore in the future.

In 9M21, zinc production totaled 13kt, down 32% compared to 9M20, driven by the reasons noted above.

In 3Q21, sustaining capital expenditures amounted to US$1.7 million, mainly related to mine development, investments in key infrastructure, and equipment replacement totaling US$4 million in 9M21.

17

Earnings Release – 3Q21

Financial performance

US$ million	3Q21	2Q21	3Q20	3Q21 vs. 3Q20		9M21	9M20	9M21 vs. 9M20
Net Revenue	276.2	310.9	205.8	34.2%		842.3	479.0	75.8%
COGS	(191.1)	(176.4)	(145.5)	31.3%		(531.1)	(447.9)	18.6%
Gross Profit	85.1	134.5	60.3	41.2%		311.3	31.1	899.6%
Adjusted EBITDA	92.1	141.4	66.9	37.5%		330.8	53.3	520.6%
Adjusted EBITDA Mrg.	33.3%	45.5%	32.5%	0.8	pp	39.3%	11.1%	28.1	pp

Note: Financial performance pre intersegment eliminations.

Net revenue for the mining segment totaled US$276 million in 3Q21, up 34% versus 3Q20. This performance was mainly driven by higher average LME prices for zinc, copper, lead and silver, and lower benchmark TCs; which offset the negative impact of the silver stream adjustment in the quarter.

In 9M21, net revenue reached US$842 million, up 76% year-over-year, mainly affected by the already-mentioned factors and the increase in sales volumes as 1H20 was impacted by mine closures in Peru due to COVID-19.

Revenues are recorded at provisional prices and, typically, an adjustment is then made after delivery, based on the pricing terms provided for under the relevant contract. In addition, the difference between the provisional and the final price received is recognized by adjusting the price in the period in which the sale is concluded.

Reconciliation of realized prices

Cost of sales increased by 31% in 3Q21 compared to 3Q20, to US$191 million. This increase was primarily driven by higher operating costs related to maintenance and third-party services, which temporarily decreased last year due to COVID-19 mandatory measures, inflation, and mining development, particularly in Peru. These factors were partially offset by the recognition of recovered energy costs of US$2 million.

In 9M21, cost of sales totaled US$531 million, 19% higher compared to 9M20, driven by higher operating costs.

18

Earnings Release – 3Q21

Adjusted EBITDA for the mining segment in 3Q21 was US$92 million compared to US$67 million in 3Q20. The increase was primarily due to (i) the positive variation related to higher zinc prices and lower TCs; and (ii) higher by-products contribution; which were partially offset by (iii) the increase in operating costs and workers participation provisions due to better results; (iv) higher mineral exploration and project evaluation expenses; and (iii) the net impact of US$17 million related to the silver stream and GSF energy cost.

Compared to 2Q21, Adjusted EBITDA excluding the non-recurring effects aforementioned, decreased by 23%, mainly driven by (i) the negative price effect due to changes in market prices in respect of quotation period adjustments with an impact of US$24 million (final invoice adjustment variation of US$17 million and MTM variation of US$7 million); (ii) lower by-products contribution; and (iii) the increase in operating costs and workers participation provisions.

During 9M21, adjusted EBITDA for the mining segment amounted to US$331 million compared to US$53 million in 9M20.

19

Earnings Release – 3Q21

Cash cost and AISC 7,8

Consolidated cash cost		3Q21	2Q21	3Q20	3Q21 vs. 3Q20	9M21	9M20	9M21 vs. 9M20
Cash cost net of by-products	US$/t	502	318	735	(31.8%)	448	904	(50.4%)
AISC net of by-products	US$/t	1,216	1,012	1,189	2.2%	1,146	1,346	(14.9%)
Cash cost net of by-products	US$/lb	0.23	0.14	0.33	(31.8%)	0.20	0.41	(50.4%)
AISC net of by-products	US$/lb	0.55	0.46	0.54	2.2%	0.52	0.61	(14.9%)

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness (temporary suspension of Atacocha production) of US$0.4 million in 3Q21.

Cash cost net of by-products for the mining segment in 3Q21 decreased by 32% to US$0.23/lb (or US$502/t) compared to US$0.33/lb (or US$735/t) in 3Q20. This decrease was primarily driven by (i) higher by-product credits with a positive impact of US$0.20/lb; and (ii) lower treatment charges with a positive impact of US$0.13/lb; partially offset by (iii) higher operating costs of US$0.17/lb; and (iv) a decrease in zinc volume with a negative effect of US$0.05/lb.

Compared to 2Q21, cash cost increased by US$0.08/lb due to lower by-product credits with a negative impact of US$0.03/lb and the increase in operating costs of US$0.06/lb, affected by higher third-party services and increased maintenance in the period.

AISC net of by-products also increased in 3Q21 to US$0.55/lb (or US$1,216/t), up 2% compared to 3Q20 impacted by higher sustaining CAPEX and higher workers participation provision.

For a reconciliation of cash cost and AISC net of by-products, please refer to the appendix section “All-in Sustaining Cost – Mining”.

7 Our cash cost and AISC net of by-products credits are measured with respect to zinc sold.

8 AISC does not include Aripuanã CAPEX.

20

Earnings Release – 3Q21

Smelting segment

Consolidated		3Q21	2Q21	3Q20	3Q21 vs. 3Q20		9M21	9M20	9M21 vs. 9M20
Production
Zinc metal	kt	132.9	145.8	144.0	(7.7%)		422.0	403.1	4.7%
Global Recovery	%	94.2	95.0	93.9	27	bps	94.7	93.9	80	bps
Zinc oxide	kt	10.6	10.4	9.8	7.7%		31.4	24.1	30.0%
Total	kt	143.5	156.2	153.8	(6.7%)		453.4	427.2	6.1%
Sales
Zinc metal	kt	144.6	146.7	148.1	(2.4%)		429.8	399.6	7.6%
Zinc oxide	kt	10.9	9.9	10.3	6.4%		30.7	24.0	27.8%
Total	kt	155.5	156.6	158.4	(1.8%)		460.5	423.6	8.7%

In 3Q21, total production was 143kt, down 7% from the same quarter a year ago, primarily driven by lower production volume in Cajamarquilla (-9%) and Três Marias (-6%) smelters. Compared to 2Q21, production decreased by 8%.

Total sales amounted to 156kt, down 1.8% and 0.7% from 3Q20 and 2Q21, respectively. The decrease in production was partially offset by the increased resale of metal from third parties of 5kt during 3Q21.

In 9M21, total production amounted to 453kt, up 6% versus the same period a year ago, primarily driven by increased production in the Cajamarquilla smelter (+12%), which was required to reduce capacity according to measures announced by the Peruvian government to control the spread of COVID-19 in mid-March 2020. Total sales increased by 9% to 460kt.

Peru

In 3Q21, Cajamarquilla smelter production was 76kt, down 9% compared to 3Q20, which was affected by the reduction in calcine availability and scheduled and unscheduled roaster maintenance in the period. Compared to 2Q21, smelter production was 10% lower while recovery rates were relatively flat.

Metal sales were 81kt in 3Q21, 1% lower than 3Q20. Compared to 2Q21, sales decreased by 6%, following lower production.

In 9M21, smelter sales totaled 244kt, up 13% from last year, supported by the strong market demand.

In 3Q21, sustaining capital expenditures amounted to US$8.3 million, mainly driven by the installation of new rectifiers, refurbishment, roaster maintenance, and repairs, and totaled US$23.3 million in 9M21.

Brazil

In 3Q21, smelter production amounted to 67kt, down 4% compared to the same period last year. The decrease in total production was affected by the reduction in calcine availability, scheduled and unscheduled roaster maintenance at the two units, in addition to the lower silicate mix in Três Marias due to lower supply from Vazante mine. Compared to 2Q21, smelter production decreased by 6%.

Metal sales amounted to 64kt, down 4% from 3Q20, while zinc oxide increased by 6.4% to 11kt.

In 9M21, smelter production was 210kt and remained flat compared to 9M20. Metal sales increased by 0.8% to 186kt while total sales volume (zinc metal + oxide) increased by 4% to 216kt.

Três Marias

21

Earnings Release – 3Q21

Três Marias total production (zinc metal + oxide) was down 6% year-over-year. Compared to 2Q21, total production decreased by 4%.

Metallic zinc production in Três Marias was down 9% from 3Q20, mainly affected by the unscheduled roaster maintenance in the period. Compared to 2Q21, metallic zinc production was down by 5.5%.

In 3Q21, zinc metal recovery rate was 94.7%. Zinc oxide production increased to 10.6kt from 9.8kt in 3Q20 driven by higher demand.

Zinc metal sales were 44kt, down 8% from 3Q20 driven by lower production due to the above-mentioned factors. On the other hand, strong demand in our home markets continued in the period. Compared to 2Q21, sales increased by 9%.

In 9M21, Três Marias total production amounted to 150kt, down 1% from 9M20 while zinc metal sales decreased by 0.6kt to 126kt and zinc oxide sales increased by 28% to 31kt.

In 3Q21, sustaining capital expenditures amounted to US$3.2 million, due to acquisitions of electrolytic cells, refurbishment, roaster maintenance, and repairs of equipment, and totaled US$6.5 million in 9M21.

Juiz de Fora

In 3Q21, Juiz de Fora production was 18kt, up 2.2% compared to 3Q20. Compared to 2Q21, production was down 11% due to the scheduled roaster maintenance. Recovery rates averaged 93.2% in 3Q21, compared to 93.3% in 3Q20 and 94.7% in 2Q21.

Zinc metal sales totaled 19.7kt in 3Q21. Compared to 2Q21, sales decreased by 3.6%.

In the nine months of 2021, zinc metal production increased by 3.7% to 60kt while sales of 60kt were 4.1% higher from 9M20.

In 3Q21, sustaining capital expenditures amounted to US$5.5 million for roaster maintenance and acquisitions of equipment, totaling US$9.2 million in 9M21.

Financial performance

US$ million	3Q21	2Q21	3Q20	3Q21 vs. 3Q20		9M21	9M20	9M21 vs. 9M20
Net Revenue	523.0	522.4	422.1	23.9%		1,512.8	1,068.5	41.6%
COGS	(455.1)	(433.8)	(336.3)	35.3%		(1,269.4)	(890.9)	42.5%
Gross Profit	67.9	88.6	85.8	(20.9%)		243.4	177.7	37.0%
Adjusted EBITDA	64.8	92.5	86.0	(24.7%)		240.8	186.6	29.1%
Adjusted EBITDA Mrg.	12.4%	17.7%	20.4%	(8.0	pp)	15.9%	17.5%	(1.5	pp)

Note: Financial performance pre intersegment eliminations.

Net revenue was US$523 million in 3Q21, 24% higher compared to US$422 million in 3Q20, mainly due to higher LME prices.

In 9M21, net revenue reached US$1,513 million, up 42% year-over-year, also due to higher LME prices and higher sales volume.

Cost of sales increased by 35% in 3Q21, totaling US$455 million compared to US$336 million in 3Q20. This performance was mainly explained by (i) higher metal prices impacting the zinc concentrate purchase price; (ii) lower TCs; and (iii) the increase in operating costs driven by higher consumption of imported material, inflation, maintenance and energy costs. In Peru, the increase in energy cost is related to a maximum demand penalty due to the increase in power at peak hour, while

22

Earnings Release – 3Q21

in Brazil, higher energy costs are associated with the current hydrological scenario, which was partially offset by the recognition of recovered energy costs of US$8 million.

Purchases of zinc in concentrate are recorded at provisional prices and, typically, an adjustment is made after delivery, which is based on the pricing terms provided for under the respective contract. In addition, the difference between the provisional and the final price received is recognized by adjusting the price in the period in which the purchase is concluded.

Reconciliation of realized prices

In 9M21, cost of sales totaled US$1,269 million, up 42% compared to 9M20, mainly driven by higher metal prices impacting the zinc concentrate purchase price, and higher operating costs due to the above-mentioned factors.

Zinc concentrate | treatment charges

The smelters use zinc concentrate as feedstock, which is supplied from our mines and from third-party suppliers. In 3Q21, Nexa acquired 47% of zinc concentrate from our own mines, with the remainder supplied by third parties.

Sources of Zinc Concentrate to Nexa Smelters (kt) – 3Q21

We apply a benchmark TC for our integrated mining and smelting operations. For purchases of zinc concentrate from third-party suppliers, the treatment charge is based on the benchmark TC, spot treatment charges, or treatment charges negotiated annually.

The 2021 benchmark TC, negotiated in early April, was US$159/t concentrate, down 47% from 2020 (US$300/t).

In order to reduce volatility, for the majority of our third-party contracts, which are renewed during different periods throughout the year, we consider the 3-year benchmark TC. The reference benchmark for TC 2021, 2020 and 2019 is US$159/t concentrate, US$300/t concentrate, and US$245/t concentrate, respectively.

23

Earnings Release – 3Q21

At the end of 3Q21, spot TC in China stood flat for US$80/t concentrate, compared to the end of 2Q21, as reported by Wood Mackenzie. Concentrate availability in the market, however, remained tight.

Adjusted EBITDA for the smelting segment totaled US$65 million in 3Q21, compared to US$86 million reported in 3Q20. This decrease was mainly explained by (i) lower TCs with a negative variation of US$21 million; and (ii) higher operating costs, explained above; partially offset by (iii) the positive price effect of US$15 million related to changes in market prices resulting in quotation period adjustments; and (iv) the GSF energy impact of US$8 million.

Compared to 2Q21, Adjusted EBITDA decreased by 30% mainly driven by (i) lower by-products contribution due to the decrease in silver payable value and copper cement volume; (ii) higher operating costs such as maintenance and energy costs; and (iii) the increase in personnel costs.

During 9M21, Adjusted EBITDA for our smelting segment totaled US$241 million, up 29% year-over-year primarily driven by higher metal sales volume and metal prices.

24

Earnings Release – 3Q21

Conversion cost, Cash cost and AISC9

Consolidated		3Q21	2Q21	3Q20	3Q21 vs. 3Q20	9M21	9M20	9M21 vs. 9M20
Smelting conversion cost	US$/t	497	429	444	12.0%	441	437	0.8%
Cash cost net of by-products	US$/t	2,556	2,375	1,744	46.5%	2,374	1,696	40.0%
AISC net of by-products	US$/t	2,773	2,514	1,902	45.8%	2,539	1,843	37.8%
Smelting conversion cost	US$/lb	0.23	0.19	0.20	12.0%	0.19	0.20	0.8%
Cash cost net of by-products	US$/lb	1.16	1.08	0.79	46.5%	1.08	0.77	40.0%
AISC net of by-products	US$/lb	1.26	1.14	0.86	45.8%	1.15	0.84	37.8%

Cash cost net of by-products for the smelting segment increased by US$0.37/lb to US$1.16/lb (or US$2,556/t) in 3Q21 compared to 3Q20. Market-related factors, such as higher LME prices and lower TCs, primarily in Cajamarquilla, had a negative impact of US$0.41/lb (or US$896/t).

Compared to 2Q21, cash cost increased by 8% also mainly driven by market-related factors. Higher LME zinc prices and lower TCs had a negative impact of US$0.02/lb and U$0.07/lb, respectively, which were partially offset by the recognition of recovered energy costs in Brazil.

AISC net of by-products increased in 3Q21 to US$1.26/lb from US$0.86/lb in 3Q20, mainly due to the increase in cash cost explained above, higher sustaining CAPEX and to a lesser extent, an increase in corporate G&A expenses.

Conversion cost for the smelting segment was US$0.23/lb, up 12% and 16% compared to 3Q20 and 2Q21, respectively. This performance was mainly driven by higher maintenance and higher energy costs, partially offset by the recognition of recovered energy costs in Brazilian smelters conversion cost.

For a reconciliation of conversion cost, cash cost, AISC, please refer to the appendix section “Conversion and All-in Sustaining Cost – Smelting”.

9 Our conversion cost, cash cost and AISC net of by-products credits are measured with respect to zinc sold.

25

Earnings Release – 3Q21

Liquidity and Indebtedness

On September 30, 2021, Nexa’s consolidated gross debt10 amounted to US$1,697 million, 11% lower compared to the balance on June 30, 2021, due to the pre-payment of certain financial indebtedness and the 9% Brazilian real (end of period) depreciation against the U.S. dollar.

In 3Q21, we prepaid the cross-currency swap and the outstanding principal amount and accrued interest of a term loan for a total of US$105 million and we also prepaid the outstanding principal and accrued interest of a loan facility for a total of US$80 million.

At the end of the period, 84.1% (or US$1,427 million) of the gross debt was denominated in U.S. dollars and 15.9% (or US$270 million) in Brazilian reais.

The following charts show Nexa’s gross debt by category and currency.

Cash and cash equivalents and financial investments (“total cash”) amounted to US$807 million on September 30, 2021, 25% lower compared to June 30, 2021, mainly driven by the pre-payment of certain financial indebtedness and continued investment over the quarter in excess of operating cash flows.

Total cash was sufficient to cover the payment of all obligations maturing over the next 6 years. The average maturity of the total debt was 5.5 years at an average interest rate of 4.96% per year.

On September 30, 2021, Nexa’s net debt11 was US$908 million compared with US$867 million at the end of 2Q21.

Only 1.3% (US$22 million) of the total debt matures in 2021, 21.3% (US$361 million) matures between 2022 and 2026, while 77.4% (US$1,313 million) of total debt matures after 2027.

10 Loans and financings (“gross debt”)

11 Gross debt (US$1,697 million) minus cash and cash equivalents (US$786 million), minus financial investments (US$21 million), plus derivatives (US$1 million), plus Lease Liabilities (US$21 million).

26

Earnings Release – 3Q21

Financial leverage, measured by the ratio of net debt to Adjusted EBITDA of the last twelve months, was 1.24x on September 30, 2021, compared to a ratio of 1.19x on June 30, 2021, mainly explained by higher net debt. Nexa was in compliance with all its financial covenants.

US$ million	Sep 30, 2021		Jun 30, 2021
Net Debt	908.1		867.3
LTM Adj. EBITDA	732.6		730.9
Net Debt/LTM Adj. EBITDA	1.24	x	1.19	x

In addition to continuing to assess short-term and mid-term commodities prices, management continues to review Nexa’s capital structure, financial position, the maturity profile of our debt and additional opportunities in order to consider the deleveraging process of the Company.

Cash flows

US$ million	3Q21	9M21
Net cash flows provided by (used in):
Operating activities	76.5	372.3
Investing activities	(128.8)	(314.4)
Financing activities	(188.7)	(343.3)
Decrease in cash and cash eq.	(259.9)	(300.0)
Cash and cash eq. at the beginning of the period	1,046.1	1,086.2
Cash and cash eq. at the end of the period (1)	786.2	786.2

(1) Does not include financial investments totaling US$21 million on September 30, 2021

In 3Q21, the net cash provided by operating activities was US$77 million. Working capital changes had a negative impact of US$21 million primarily due to (i) a negative variation of US$35 million in inventory due to higher prices and raw material mix; partially offset by (iii) a positive variation of trade payables and in confirming payables for a total amount of US$46 million; (iv) and a positive variation of US$15 million in trade receivables.

We used US$129 million of net cash flows for investing activities in 3Q21 impacted primarily by US$137 million of CAPEX, including Aripuanã, partially offset by a positive variation of US$8 million in financial investments.

Cash from financing activities in the quarter was a negative US$189 million, explained by payments of loans and financing (US$177 million) mainly related to the pre-payment of (i) outstanding principal of the R$477 million (approximately US$91 million) term loan; and (ii) outstanding principal amount of the US$80 million loan facility.

As a result, cash decreased by US$260 million, resulting in cash and cash equivalents of US$786 million at the end of 3Q21.

27

Earnings Release – 3Q21

Investments

CAPEX

Nexa made investments of US$144 million in 3Q21. Of this amount, 58% was invested in expansion projects, mainly driven by Aripuanã’s project development (US$79 million) and 42% related primarily to sustaining CAPEX.

In 9M21, CAPEX amounted to US$344 million. Of this amount, 52% was related to the Aripuanã project and 36% related to sustaining CAPEX.

2021 CAPEX guidance remains unchanged at US$510 million. Refer to our “Nexa | Outlook” section for further details.

CAPEX (US$ million)	3Q21	9M21
Expansion projects	83	186
Aripuanã	79	177
Others (1)	4	9
Non-Expansion	59	149
Sustaining (2)	45	125
HSE	12	18
Others (3)	3	5
Reconciliation to Financial Statements (4)	2	9
TOTAL	144	344

(1) Including Vazante mine deepening brownfield project

(2) Investments in tailing dams are included in sustaining expenses

(3) Modernization, IT and others

(4) The amounts are mainly related to advance payment of imported materials and capitalization of interest net of advanced payments

Exploration & Project Evaluation and Other Expenses12

(US$ million)	3Q21	9M21
Exploration	14	38
Mineral Exploration	11	30
Mineral rights	0.2	4
Sustaining (mine development)	2.1	4
Project Evaluation	4.4	10
Exploration & Project Evaluation	18	49

Other	4	8
Technology	2.5	5
Communities	1.4	3

In 3Q21, exploration expenses were US$14 million, mainly related to greenfield (36% of total) and brownfield (36% of total) exploration.

12 Exploration and project evaluation expenses consider several stages of evaluation, from mineral potential definition, R&D, and subsequent scoping and pre-feasibility studies (FEL1 and FEL2).

28

Earnings Release – 3Q21

Project evaluation investment amounted to US$4.4 million in 3Q21, including approximately US$0.3 million directed towards greenfield projects in FEL1 and FEL2 stages and US$3.0 million to brownfield projects in the same stages.

In 9M21, mineral exploration investment was US$38 million and our annual guidance of US$51 million remains unchanged. Project evaluation amounted to US$10 million and 2021 guidance of US$20 million is also unchanged.

As part of our long-term strategy, we will maintain our efforts to replace and increase mineral reserves and resources. We expect in the future to continue advancing our exploration activities, primarily focusing on identifying new ore bodies and upgrading resources classification through infill drilling campaigns.

For additional information on our exploration program, please refer to our “Exploration Report - 3Q21” published on October 21, 2021.

29

Earnings Release – 3Q21

Projects pipeline

In addition to Aripuanã, Nexa maintains a pipeline of potential growth projects in different stages of maturity, summarized below. As a result of our commitment to capital discipline, we are evaluating our capital allocation strategy and the jurisdictions where we are operating.

Magistral FEL 3 studies continue to progress with external analyses by different specialists and we are engaged to evaluate potential partnerships for the next steps of the project.

Bonsucesso engineering studies (FEL3) continue to progress and are expected to be concluded in 2022. Drilling continued at Bonsucesso to confirm deep continuity of mineralization in the central area of the deposit with a thick intersection of 25.3 meters with 11.57% ZnEq.

Regarding Hilarión, exploration drilling in 3Q21 confirmed the continuity of the favorable horizon of mineralized skarn towards the southwest extension, eastern and western edge of the Hilarion stock. In 4Q21, we plan to drill an additional 4,000 meters at Hilarión Sur target.

For additional details, please refer to our 3Q21 Exploration Report published on October 21, 2021.

	Projects	Description	Comments
MAIN PROJECTS UNDER ANALYSIS	Shalipayco (75% Nexa Peru*; 25% Pan American Silver Peru)

➢ Potential underground polymetallic project containing zinc, lead and silver deposits.

➢ Located in the Central Andes of Peru

➢ Consists of mining concessions with evidence of MVT mineralization (a deposit type similar to Morro Agudo).

➢ In PFS stage. ➢ Project under review.
	Magistral (100% Nexa Peru*)	➢ Potential open pit copper mine project ➢ Located in the Ancash department, in Peru.	➢ Remaining metallurgical tests and detailed engineering of the access road concluded in 3Q21. ➢ Peer review is progress.
	Pukaqaqa (100% Nexa Peru*)	➢ Potential open pit copper project (with gold credits) located in Huancavelica department, in Peru.	➢ In Pre-Feasibility stage. ➢ Project remains on hold. Only metallurgical tests are in progress. ➢ Ongoing update of block models.
Florida Canyon (61% Nexa Peru*; 39% Solitario Zinc)

➢ Potential underground project containing high grade zinc and lead sulfide

➢ Advanced mineral exploration project comprised of 16 contiguous mining concessions, covering approximately 12,600 hectares, located in Peru.

➢ In exploration stage. ➢ Project remains on hold.
Hilarión (100% Nexa Peru*)

➢ Exploration project located south of the Antamina mine in Ancash, Peru

➢ Skarn mineral deposit made of vertical tabular ore bodies containing sulfide zinc, lead, silver and copper deposits

➢ Potential underground mine that could either use its own processing plant or one of the several existing plants in the area.

➢ In exploration stage.

➢ Exploration activities are ongoing.

➢ New drilling results have confirmed the southeast continuity of the Hilarión deposit towards the edge of the Hilarión stock with thick intersections

	Bonsucesso Project (Morro Agudo) (100% Nexa Resources)	➢ Potential underground mine that will extend the life of mine of Morro Agudo. The run-of-mine of Bonsucesso will feed the existing processing plant.	➢ In feasibility study (FEL3) phase. ➢ In 3Q21 we continued brownfield expansion drilling in north zone and mainly in the central zone to Mineral Resources expansion.

*Nexa Resources owns 80.16% interest in Nexa Peru.

30

Earnings Release – 3Q21

Others

Energy

In past years, Brazilian energy power plants were penalized with undue costs related to the Generation Scaling Factor (“GSF”), which showed a generation deficit in relation to the total energy expected for the National Energy System calculated by the regulator. However, considering that this deficit was not due to hydrological risks, it should not have penalized the generators since non-hydrological risks are not managed by them.

In 3Q21, Nexa recognized a recovered cost related to GSF of US$10.5 million, which affected both mining and smelting segments.

For further information, please refer to note 1 (h) – General information | Extension of the concession period of Brazilian energy power plants – in Nexa’s condensed consolidated interim financial statements at and for the three- and nine-month periods ended September 30, 2021.

31

Earnings Release – 3Q21

Market Scenario

3Q21

LME Prices		3Q21	2Q21	3Q20	3Q21 vs. 3Q20	9M21	9M20	9M21 vs. 9M20

Zinc	US$/t	2,991	2,916	2,335	28.1%	2,886	2,145	34.5%
Copper	US$/t	9,372	9,700	6,519	43.8%	9,188	5,849	57.1%
Lead	US$/t	2,340	2,128	1,873	24.9%	2,164	1,800	20.2%
Silver	US$/oz	24.36	26.69	24.26	0.4%	25.75	19.25	33.7%
Gold	US$/oz	1,790	1,816	1,909	(6.2%)	1,800	1,735	3.7%

Source: Bloomberg

Zinc

In 3Q21, the LME zinc price averaged US$2,991/t (or US$1.36/lb), up 28% from 3Q20 and 3% from 2Q21. Due to high volatility, its price peaked above US$3,100/t, then remained in the US$2,900-3,000/t range. The progress of the planned stimulus package in infrastructure in the U.S, along with signs from the U.S Federal Reserve that it is unlikely to curtail economic funding until the end of the year, boosted sentiment in equity and commodity markets and supported the zinc price at higher levels.

Zinc prices also continue to be affected by issues in the supply of concentrate and metal. Logistical challenges are being felt throughout the supply chain, with ship delays and container shortages increasing the cost of shipping concentrates.

In China, zinc spot TCs for domestic material has continued to increase in response to better availability of concentrate. Consequently, zinc spot TCs for Chinese domestic material increased over the quarter, reaching US$156/t in September, up 15% from June. There is a growing risk for smelter production due to the control of energy consumption imposed by some provinces, with a focus on reducing carbon emissions.

Demand for metallic zinc in our home market (Latin America excluding Mexico) remained strong in 3Q21 and is estimated to be 13% higher when compared to the same period a year ago, mainly driven by civil construction and housing sectors, as well as PV (photovoltaic) energy segment.

Copper

The average copper LME price in 3Q21 was US$9,372/t (US$4.25/lb), up 44% compared to 3Q20 and down 3% from 2Q21. Copper price volatility over the quarter was driven by some signs of a slowdown in the Chinese economy, which was intensified by a potential downturn in China’s real state sector. Concerns about the COVID-19 delta variant in Asia also impacted price volatility.

On the supply side, disruptions caused by blockades and strikes in Latin America and the potential for further production restrictions behind China’s energy controls have concerned the market. Spot TCs in China reached US$61/t in September, increasing 53% from June as a result of the lack of copper concentrate buying activity from well-stocked Chinese smelters. Copper inventories slightly increased in 3Q21, up 4% compared to 2Q21, ending inventories of 219.5kt in September.

Foreign Exchange

The U.S. dollar has continued to recover its position against other major currencies. At the end of 3Q21, its appreciation was primarily affected by the potential downturn in China’s real estate sector, which put the U.S economy in a better position compared to other countries. However, there are still concerns about stagflation and possible changes in tax rates policies by the U.S Federal Reserve.

32

Earnings Release – 3Q21

The average exchange rate for the Brazilian real in 3Q21 was 5.228/US$ versus 5.377/US$ in 3Q20. However, uncertainty in the Chinese economy and global turmoil weighed on the Brazilian economy in September and the exchange rate for the Brazilian real closed September at 5.439/US$.

The average exchange rate of Peruvian soles in 3Q21 reached 4.050/US$, up 7% and 14% compared to 2Q21 and 3Q20, respectively, as the market remains pessimistic with political changes and unpredictability after the outcome of the presidential elections.

FX	3Q21	2Q21	3Q20	3Q21 vs. 3Q20	9M21,	9M20,	9M21 vs. 9M20
BRL/USD (Average)	5.228	5.290	5.377	(2.8%)	5.331	5.079	5.0%
BRL/USD (End of period)	5.439	5.002	5.640	(3.6%)	5.439	5.640	(3.6%)
PEN/USD (Average)	4.050	3.795	3.544	14.3%	3.836	3.461	10.8%
PEN/USD (End of period)	4.135	3.866	3.603	14.8%	4.135	3.603	14.8%

Source: Bloomberg

Market | 2021 Outlook

Prices for zinc and copper are expected to remain at high levels in 4Q21, supported by risks in supply for both metals. Demand prospects remain positive, as the U.S and Europe economies continue to recover and increase manufacturing activities. On the other hand, an-earlier-than expected slowdown in the Chinese economy brings a downside risk for the macro-environment and potentially for base metal demand.

The IMF’s World Economic Outlook (October 2021 report) projected the global economy to grow 5.9% in 2021 and 4.9% in 2022. Many advanced economies have seen remarkable progress in vaccinations since April. By contrast, most emerging market and developing economies have had a much slower rollout, hampered by a lack of supply and export restrictions.

In terms of zinc fundamentals, mine and smelter production might slowdown during 4Q21. In China, mines tend to decrease production during the winter months. Additionally, power restrictions may continue to affect refined zinc production. In Europe, some companies are announcing a reduction in their smelter production due to higher energy costs. The lower refined zinc supply can be partially offset by a reduction in demand, due to a combination of a slowdown in the real-estate sector, supply chain disruptions, and power shortages that affect overall manufacturing activity.

In Latin America, the outlook for zinc demand remains positive. In Brazil (around 60% of zinc demand in Latin America), the civil construction segment has been the main lever. However, the pace of growth for the segment is expected to slow next year due to a natural shift in household spending on the service sector, rising interest rates, and inflation. The growth prospects for the automotive sector, on the other hand, are mainly for recovery from losses in 2020 and 2021. Light vehicle production is expected to grow by 9% in 2021 followed by an expectation of 17% in 2022, according to LCA consulting data.

In terms of copper fundamentals, the tightening in the concentrate market might ease in the upcoming months. Potential disruptions to blockades and strikes in Latin America are unlikely to put pressure on concentrate availability as the estimate for commissioning new projects and expansions at existing mines start to increase towards the end of the year. The pace of demand is expected to slow compared to the first half of the year, with the emerging risks of a slowdown in Chinese industrial activity. In the mid to long-term, the outlook for copper demand remains positive, given its role in the energy transition.

33

Earnings Release – 3Q21

Risks and uncertainties

Risk management is one of the key points in our business strategy and contributes to value creation and increasing the level of confidence in the Company held by its main stakeholders, including shareholders, employees, customers, suppliers and the local communities.

As a result, we have adopted an Enterprise Risk Management (“ERM”) Policy that describes Nexa’s Risk Management Model. The ERM forms an integral part of the processes in our operational units, corporate departments and projects, and provides support for decision-making by our Executive Officers and Board of Directors.

The risk assessment cycle is performed annually focusing on our strategy, operations and key projects. We seek to identify material risks, which are then assessed with consideration of the potential health, safety, environmental, social, reputational, legal and financial impacts. By embedding risk management into our work processes and critical business systems, we work to ensure we make decisions based on relevant inputs and valid data. The material risks identified during the risk management process are monitored and reported to the Executive Team, Audit Committee and Board of Directors.

Our operations are exposed to a number of inherent risks and uncertainties, and our results may be influenced by the following factors, including, among others:

•	the cyclical and volatile prices of commodities;
•	the changes in the expected level of supply and demand for commodities;
•	the risks and uncertainties relating to economic and political conditions in the countries in which we operate, including the political situation in Peru;
•	changes in global market conditions;
•	supply chain bottlenecks;
•	inflation;
•	outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, including COVID-19;
•	severe natural disasters, such as storms and earthquakes, disrupting our operations;
•	operational risks, such as operator errors, mechanical failures and other accidents;
•	the availability of materials, supplies, insurance coverage, equipment, required permits or approvals and financing;
•	the implementation of our growth strategy and risks associated with related capital expenditures;
•	failure to obtain financial assurance to meet closure and remediation obligations;
•	the possible material differences between our estimates of mineral reserves and the mineral quantities we actually recover;
•	the possibility that our concessions may be terminated or not renewed by governmental authorities in the countries in which we operate;
•	labor disputes or disagreements with local communities;
•	loss of reputation due to unanticipated operational failures or significant occupational incidents;
•	the future impact of competition and changes in domestic and international governmental and regulatory policies that apply to our operations;
•	currency exchange rate and interest rate fluctuations; and
•	other factors.

For a broader discussion of risks please refer to our annual report on form 20-F filed with the SEC (www.sec.gov), on SEDAR (www.sedar.com) and available on the Company’s website (www.nexaresources.com).

34

Earnings Release – 3Q21

Use of Non-IFRS Financial Measures

Nexa’s management uses non-IFRS measures such as Adjusted EBITDA, cash cost net of by-products, all-in sustaining cost net of by-products, among other measures, for internal planning and performance measurement purposes. We believe these measures provide useful information about the financial performance of our operations that facilitates period-to-period comparisons on a consistent basis. Management uses Adjusted EBITDA internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA is a useful measure of our performance because it reflects our cash generation potential from our operational activities excluding impairment of non-current assets and other miscellaneous adjustments, if any. These measures should not be considered in isolation or as a substitute for profit (loss) or operating profit, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally, our calculation of Adjusted EBITDA may be different from the calculation used by other companies, including our competitors in the mining industry, so our measures may not be comparable to those of other companies.

Segment performance is measured based on Adjusted EBITDA, since financial results, comprising financial income and expenses and foreign exchange, and income taxes are managed at the corporate level and are not allocated to operating segments. Adjusted EBITDA is defined as net income (loss) for the period, adjusted by (i) share in the results of associates, (ii) depreciation and amortization, (iii) net financial results, (iv) income tax, (v) gain (loss) on sale of investments, and (vi) impairment and impairment reversals. In addition, management may adjust the effect of certain types of transactions that in management’s judgment are not indicative of the Company´s normal operating activities or do not necessarily occur on a regular basis.

Mining segment | Cash cost net of by-product credits: for our mining operations, cash cost after byproduct credits includes all direct costs associated with mining, concentrating, leaching, solvent extraction, on-site administration and general expenses, any off-site services essential to the operation, concentrate freight costs, marketing costs and property and severance taxes paid to state or federal agencies that are not profit-related. Treatment and refining charges on metal sales, which are typically recognized as a deduction component of sales revenues, are added to cash cost. Cash cost net of by-products credits is measured with respect to zinc sold per mine.

Smelting segment | Cash cost net of by-product credits: for our smelting operations, cash cost, after by-product credits includes all the costs of smelting, including costs associated with labor, net energy, maintenance, materials, consumables and other on-site costs, as well as raw material costs. Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

We also present herein our net debt, which we define as (i) loans and financing (the most comparable IFRS measure), less (ii) cash and cash equivalents, less (iii) financial investments, plus or less (iv) the fair value of derivative financial instruments. Our management believes that net debt is an important figure because it indicates our ability to repay outstanding debts that become due simultaneously using available cash and highly liquid assets.

All forward-looking non-IFRS financial measures in this release, including cash cost guidance, are provided only on a non-IFRS basis. This is due to the inherent difficulty of forecasting the timing or amount of items that would be included in the most directly comparable forward-looking IFRS financial measures. As a result, reconciliation of the forward-looking non-IFRS financial measures to IFRS financial measures is not available without unreasonable effort and the Company is unable to assess the probable significance of the unavailable information.

See “Cautionary Statement on Forward-Looking Statements” below.

Technical information

Jose Antonio Lopes, MausIMM CP (Geo): 224829, a mineral resources manager, a qualified person for purposes of National Instrument 43-101 and a Nexa employee, has approved the scientific and technical information contained in this Earnings Release. Please note that the mineral reserves included in this Earnings Release were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) 2014 Definition Standards For Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference in National Instrument 43-101. Accordingly, such information may not be comparable to similar information prepared in accordance with Subpart 1300 of Regulation S-K (“S-K 1300”). For a discussion of the differences between the requirements under S-K 1300 and NI 43-101, please see our annual report on Form 20-F. Our estimates of mineral reserves may be materially different from mineral quantities we actually recover, and market price fluctuations and changes in operating capital costs may render certain mineral reserves uneconomical to mine.

35

Earnings Release – 3Q21

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This Earnings Release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward looking statements. Our estimates and forward looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of our projects, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, CAPEX, expenses related to exploration and project evaluation, estimation of mineral reserves and mineral resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and other COVID-19 related impacts, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR) (www.sec.gov).

36

Earnings Release – 3Q21

UPCOMING EVENT

Earnings Conference Call

Date: Friday, October 29, 2021 – 10:00am (EST)

Dial In

USA: +1-866-769-5210

Canada: +1-866-450-4696

Brazil: 0800 891 0015

International: +1-412-902-6754

Live audio webcast with slide presentation

https://ir.nexaresources.com

Investor Relations Team

Roberta Varella (Head of IR): roberta.varella@nexaresources.com

Camila Ferreira: camila.ferreira@nexaresources.com

Rafael Diniz: rafael.diniz@nexaresources.com

Henry Aragon: henry.aragon@nexaresources.com

37

Earnings Release – 3Q21

Appendix

Income Statement	39
Balance sheet | Assets	40
Balance sheet | Liabilities	41
Cash Flows	42
Capex	43
Segments Information	44
Mining Information | Consolidated	45
Mining Information | by Asset	46
Smelting Information | Consolidated and by Asset	49
All in Sustaining Cash Cost | Mining	50
Conversion and All in Sustaining Cash Cost | Smelting	52
38

Earnings Release – 3Q21

Income Statement

US$ million	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21
Net Revenue	442.1	336.7	537.6	634.5	602.9	686.2	655.1
Cost of sales	(391.3)	(316.0)	(396.5)	(460.1)	(422.8)	(464.7)	(501.9)
SG&A	(41.6)	(29.2)	(36.6)	(44.2)	(36.5)	(35.4)	(38.2)
Mineral exploration and project evaluation	(15.8)	(9.6)	(10.1)	(21.7)	(14.3)	(18.5)	(20.7)
Impairment of non-current assets	(484.6)	0.0	(65.1)	(7.8)	0.0	0.0	0.0
Other income and expenses, net	(17.2)	6.4	(4.3)	(4.1)	(8.5)	2.9	(7.1)
Net financial result	(165.3)	(54.5)	(61.9)	3.6	(74.2)	32.3	(56.6)
Financial income	3.6	3.4	2.2	1.9	1.9	2.0	3.5
Financial expenses	(39.7)	(39.1)	(42.8)	(38.1)	(34.2)	(35.3)	(37.6)
Other financial items, net	(129.2)	(18.8)	(21.4)	39.8	(41.9)	65.5	(22.5)
Depreciation, amortization and depletion	67.6	52.1	61.4	62.8	59.2	62.2	68.5
Adjusted EBITDA	43.7	39.9	152.0	167.3	180.0	232.7	155.4
Adj. EBITDA margin	9.9%	11.9%	28.3%	26.4%	29.8%	33.9%	23.7%
Income Tax	60.0	9.9	0.9	(46.6)	(15.0)	(80.6)	(39.8)
Net income (loss)	(613.8)	(56.2)	(36.2)	53.7	31.6	122.2	(9.0)
Attributable to Nexa's shareholders	(523.7)	(55.8)	(30.2)	50.4	22.8	109.0	(18.8)
Attributable to non-controlling interests	(90.1)	(0.4)	(6.0)	3.3	8.8	13.1	9.8
Weighted average number of outstanding shares - in thousand (1)	132,439	132,439	132,439	132,439	132,439	132,439	132,439
Basic and diluted earnings (loss) per share - (in US$)	(3.95)	(0.42)	(0.23)	0.38	0.17	0.82	(0.14)

(1) Shares in treasury are not included in this amount. The shares were canceled in June 2020.

39

Earnings Release – 3Q21

Balance Sheet – Assets

Nexa - US$ thousand	Sep 30, 2021	Dec 31, 2020
Current assets
Cash and cash equivalents	786,153	1,086,163
Financial investments	21,333	35,044
Derivative financial instruments	9,231	16,329
Trade accounts receivables	192,206	229,032
Inventory	358,118	256,522
Recoverable income tax	12,824	12,953
Other assets	91,134	91,141
	1,470,999	1,727,184

Non-current assets
Investment in equity instruments	4,218	–
Derivative financial instruments	255	15,651
Deferred income tax	166,991	221,580
Recoverable income tax	4,331	13,110
Other assets	72,392	93,131
Property, plant and equipment	2,039,719	1,898,296
Intangible assets	1,036,377	1,076,405
Right-of-use assets	13,392	18,869
	3,340,675	3,337,042

Total assets	4,811,674	5,064,226

40

Earnings Release – 3Q21

Balance Sheet – Liabilities

Nexa - US$ thousand	Sep 30, 2021	Dec 31, 2020
Current liabilities
Loans and financings	44,146	146,002
Lease liabilities	16,694	15,999
Derivative financial instruments	7,671	5,390
Trade payables	387,988	370,122
Confirming payables	200,493	145,295
Dividends payable	9,291	4,557
Asset retirement and environmental obligations	39,159	33,095
Contractual obligations	30,685	27,132
Salaries and payroll charges	66,092	56,107
Tax liabilities	55,922	43,630
Other liabilities	28,239	29,230
	886,380	876,559

Non-current liabilities
Loans and financings	1,652,437	1,878,312
Lease liabilities	3,836	9,690
Derivative financial instruments	332	21,484
Asset retirement and environmental obligations	214,710	242,951
Provisions	30,178	30,896
Deferred income tax	212,374	218,392
Contractual obligations	124,229	138,893
Other liabilities	26,078	25,805
	2,264,174	2,566,423

Total liabilities	3,150,554	3,442,982

Shareholders' equity
Attributable to NEXA’s shareholders	1,406,161	1,377,445
Attributable to non-controlling interests	254,959	243,799
	1,661,120	1,621,244
Total liabilities and shareholders' equity	4,811,674	5,064,226

41

Earnings Release – 3Q21

Cash Flows

Nexa - US$ thousand	3Q21	9M21
Cash flows from operating activities
Income before income tax	30,730	280,090
Adjustments to reconcile income (loss) before income tax to cash

Impairment of non-current assets	–	–
Depreciation and amortization	68,470	189,825
Interest and foreign exchange effects	47,313	110,018
Gain on sale of property, plant and equipment and intangible assets	420	13
Changes in accruals	(3,900)	4,334
Changes in Fair Value of loans and financings	(11,228)	(19,674)
Changes in Fair Value of derivative financial instruments	7,223	8,991
Contractual obligations	8,058	(16,740)
GSF recovered costs	(10,450)	(10,450)
Changes in operating assets and liabilities	(21,041)	(42,951)
Cash provided by operating activities	115,595	503,456

Interest paid on loans and financings	(29,627)	(93,858)
Interest paid on lease liabilities	(431)	(720)
Premium paid on bonds repurchase	–	–
Income tax paid	(8,991)	(36,549)
Net Cash provided by operating activities	76,546	372,329

Cash flows from investing activities
Additions of property, plant and equipment	(136,775)	(326,589)
Net sales (purchases) of financial investments	7,878	16,707
Proceeds from the sale of property, plant and equipment	85	1,872
Investment in equity instruments	–	(6,356)
Net cash used in investing activities	(128,812)	(314,366)

Cash flows from financing activities
New loans and financings	–	50,737
Debt issue costs	–	–
Payments of loans and financings (1)	(177,217)	(337,845)
Payments of lease liabilities	(2,688)	(7,970)
Dividends paid	(8,834)	(48,173)
Net cash used in financing activities	(188,739)	(343,251)

Foreign exchange effects on cash and cash equivalents	(18,922)	(14,722)
Decrease in cash and cash equivalents	(259,927)	(300,010)
Cash and cash equivalents at the beginning of the period	1,046,080	1,086,163
Cash and cash equivalents at the end of the period	786,153	786,153

(1) Includes transaction costs

42

Earnings Release – 3Q21

Capex

US$ million	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21
Mining	30.8	17.2	23.1	31.5	23.5	34.5	34.7
Cerro Lindo	8.9	2.4	7.5	8.8	4.4	9.0	10.1
El Porvenir	5.0	1.0	3.3	3.7	9.0	8.3	7.9
Atacocha	4.8	0.9	3.3	6.3	1.9	4.6	2.5
Vazante	8.5	10.7	7.3	11.1	7.5	10.7	12.3
Morro Agudo	3.5	2.2	1.6	1.6	0.6	1.9	1.9
Smelting	13.1	8.4	18.8	15.3	8.3	16.2	22.9
CJM	6.1	1.6	11.4	8.5	5.6	9.7	10.4
Três Marias	4.3	4.8	4.8	4.3	1.6	3.2	4.9
Juiz de Fora	2.7	2.0	2.6	2.5	1.1	3.4	7.6
Other	36.3	43.3	43.4	55.4	52.0	65.5	86.1
Total	80.1	68.9	85.2	102.2	83.8	116.2	143.7
Expansion	41.1	52.9	55.2	72.4	42.0	61.3	82.8
Non-Expansion	39.0	15.9	30.0	29.8	41.9	54.9	60.9

Sustaining (US$ million)	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21
Mining	17.9	10.7	19.3	27.3	21.5	29.3	25.4
Cerro Lindo	6.7	2.4	7.4	8.5	4.4	7.8	9.2
El Porvenir	3.1	1.0	3.2	3.7	8.6	8.1	6.0
Atacocha	3.1	0.9	3.3	6.2	2.0	4.4	2.4
Vazante	3.5	5.8	4.8	7.7	6.1	7.2	6.0
Morro Agudo	1.5	0.7	0.6	1.2	0.5	1.8	1.7
Smelting	4.0	6.0	9.6	12.1	7.2	14.9	17.0
CJM	2.1	1.5	3.6	6.4	5.3	9.8	8.3
Três Marias	1.0	3.8	4.0	3.7	1.0	2.3	3.2
Juiz de Fora	0.9	0.7	2.0	1.9	0.9	2.8	5.5
Total Sustaining (1)	21.9	16.7	28.9	39.4	28.7	44.3	42.3

US$ million	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21
Modernization	3.2	2.2	1.9	0.8	0.7	1.2	2.2
Sustaining (2)	21.9	17.7	28.1	39.8	29.1	51.5	44.7
HSE	10.5	1.9	1.9	1.8	1.8	4.7	11.9
Other (3)	3.4	(5.9)	(2.0)	(12.6)	10.3	(2.5)	2.1
Non-Expansion	39.0	15.9	30.0	29.8	41.9	54.9	60.9

(1) Total amount does not include sustaining corporate expenses.

(2) Since 2Q20, investments in tailings dams are included in sustaining expenses.

(3) The negative amounts refer mainly to tax credits.

43

Earnings Release – 3Q21

Segments Information

US$ million	3Q21	2Q21	3Q20	3Q21 vs. 3Q20	9M21	9M20	9M21 vs. 9M20
Revenue – Mining	276.2	310.9	205.8	34.2%	842.3	479.0	75.8%
Revenue – Smelting	523.0	522.4	422.1	23.9%	1,512.8	1,068.5	41.6%
Intersegment Results	(156.6)	(162.6)	(99.4)	57.5%	(448.6)	(239.1)	87.6%
Adjustments	12.6	15.5	9.1	37.9%	37.7	8.0	372.3%
Net Revenue	655.1	686.2	537.6	21.9%	1,944.2	1,316.4	47.7%

Cost of sales – Mining	(191.1)	(176.4)	(145.5)	31.3%	(531.1)	(447.9)	18.6%
Cost of sales – Smelting	(455.1)	(433.8)	(336.3)	35.3%	(1,269.4)	(890.9)	42.5%
Intersegment Results	156.6	162.6	99.4	57.5%	448.6	239.1	87.6%
Adjustments	(12.3)	(17.1)	(14.1)	(12.6%)	(37.5)	(4.2)	786.0%
Cost of sales	(501.9)	(464.7)	(395.6)	26.6%	(1,389.4)	(1,103.9)	25.9%

Gross Profit – Mining	85.1	134.5	60.3	41.2%	311.3	31.1	899.6%
Gross Profit – Smelting	67.9	88.6	85.8	(20.9%)	243.4	177.7	37.0%
Adjustments	0.2	(1.6)	(5.0)	–	0.1	3.7	(96.1%)
Gross Profit	153.2	221.4	141.1	8.6%	554.8	212.5	161.0%

Adjusted EBITDA – Mining	92.1	141.4	66.9	37.5%	330.8	53.3	520.6%
Adjusted EBITDA – Smelting	64.8	92.5	86.0	(24.7%)	240.8	186.6	29.1%
Adjustments	(1.4)	(1.3)	(0.9)	52.0%	(3.6)	(4.2)	(14.9%)
Adjusted EBITDA	155.4	232.7	152.0	2.3%	568.1	235.6	141.1%

Note: the metal concentrate produced in our mines is sold to third parties and to our own smelters, which consume the majority of our zinc mining production. As a result, the revenues of our mining segment include sales to the smelting segment, and the costs of our smelting segment include purchases from the mining segment. We calculate internal transfer prices from our mines to the smelters on an arm’s length basis to evaluate the performance of our mining and smelting segments individually. These revenues and costs are eliminated in our consolidated financial statements.

44

Earnings Release – 3Q21

Mining information | Consolidated

Consolidated

Consolidated		1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21
Treated Ore	kt	2,806.6	1,856.1	3,040.8	3,150.2	2,960.2	3,207.3	3,045.7

Grade
Zinc	%	3.12	3.86	3.07	3.29	3.00	2.90	3.02
Copper	%	0.32	0.32	0.33	0.34	0.34	0.28	0.33
Lead	%	0.48	0.40	0.52	0.54	0.49	0.50	0.50
Silver	oz/t	0.87	0.77	0.95	0.94	0.95	0.92	0.97
Gold	oz/t	0.004	0.003	0.004	0.005	0.004	0.004	0.005

Production | metal contained
Zn	kt	76.9	62.4	81.9	91.9	77.4	81.6	79.9
Cu	kt	7.0	4.7	7.9	8.5	7.9	6.9	7.8
Pb	kt	9.4	4.7	11.4	12.5	10.4	11.7	10.8
Ag	koz	1,699.0	900.2	2,095.9	2,130.8	2,065.2	2,244.9	2,186.7
Au	koz	3.8	2.1	5.1	5.2	4.8	6.1	6.4
Zn Eq production (1)	kt	122.1	89.6	137.2	149.4	130.1	136.0	136.2

Cash Cost Net of By-products (2)	US$/t	1,148.9	793.7	735.3	727.9	533.0	318.4	501.8
Cash Cost Net of By-products (2)	US$/lb	0.52	0.36	0.33	0.33	0.24	0.14	0.23

(1) Consolidated mining production in kt of zinc equivalent is calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade, assuming 2020 LME average benchmark prices: Zn: US$1.03/lb; Cu: US$2.80/lb; Pb: US$0.83/lb; Ag: US$20.5/oz; Au: US$1,770/oz.

(2) Our cash cost net of by-products credits is measured with respect to zinc sold.

45

Earnings Release – 3Q21

Mining information | by Asset

Cerro Lindo, Peru

		1Q21	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21
Treated Ore	kt	1,394.3	846.9	1,559.0	1,682.1	1,598.6	1,644.9	1,558.2

Grade
Zinc	%	1.67	1.71	1.86	2.32	1.79	1.94	1.68
Copper	%	0.57	0.64	0.58	0.59	0.57	0.48	0.58
Lead	%	0.22	0.21	0.28	0.39	0.28	0.31	0.23
Silver	oz/t	0.68	0.75	0.78	0.86	0.80	0.83	0.74
Gold	oz/t	0.002	0.003	0.001	0.004	0.003	0.002	0.003

Production | metal contained
Zn	kt	21.3	12.6	26.0	35.5	25.3	29.1	23.2
Cu	kt	7.0	4.7	7.8	8.4	7.9	6.7	7.7
Pb	kt	2.2	1.2	3.1	5.1	3.3	3.8	2.5
Ag	koz	640.5	411.0	863.6	1,023.8	941.9	1,066.0	865.6
Au	koz	0.7	0.9	1.1	1.4	1.2	1.4	1.1
Zn Eq production (1)	kt	48.4	30.7	58.4	72.8	58.9	61.2	54.8

Cash Cost Net of By-products (2)	US$/t	818.5	(600.4)	(211.3)	(281.6)	(495.5)	(658.4)	(527.3)
Cash Cost Net of By-products (2)	US$/lb	0.37	(0.27)	(0.10)	(0.13)	(0.22)	(0.30)	(0.24)

El Porvenir, Peru

		1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21
Treated Ore	kt	423.6	233.4	415.2	430.5	501.9	515.8	527.0

Grade
Zinc	%	2.60	2.79	2.68	2.58	2.64	2.73	3.07
Copper	%	0.16	0.20	0.17	0.18	0.16	0.19	0.20
Lead	%	0.88	0.82	1.01	0.95	1.01	0.92	1.18
Silver	oz/t	1.89	1.92	2.20	1.97	2.11	1.83	2.22
Gold	oz/t	0.012	0.014	0.013	0.011	0.012	0.010	0.011

Production | metal contained
Zn	kt	9.7	5.8	9.7	9.6	11.6	12.3	14.1
Cu	kt	0.1	0.0	0.1	0.1	0.1	0.1	0.2
Pb	kt	2.8	1.5	3.3	3.2	4.0	3.7	4.9
Ag	koz	599.2	336.2	716.0	663.7	852.1	745.1	921.0
Au	koz	1.4	1.0	1.8	1.7	2.2	1.9	2.3
Zn Eq production (1)	kt	18.7	10.9	20.6	19.9	24.5	23.9	28.6

Cash Cost Net of By-products (2)	US$/t	930.1	816.7	1,380.3	2,038.3	1,378.8	988.3	824.8
Cash Cost Net of By-products (2)	US$/lb	0.42	0.37	0.63	0.92	0.63	0.45	0.37

46

Earnings Release – 3Q21

Atacocha, Peru

		1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21
Treated Ore	kt	324.5	53.4	357.1	330.3	185.3	371.6	338.3

Grade
Zinc	%	1.43	1.20	1.08	1.09	0.90	0.77	0.95
Copper	%	0.07	0.04	0.04	0.04	0.00	0.00	0.00
Lead	%	1.23	1.19	1.19	1.04	0.91	0.83	0.79
Silver	oz/t	1.62	1.26	1.35	1.23	1.07	1.05	0.99
Gold	oz/t	0.010	0.011	0.010	0.012	0.012	0.011	0.013

Production | metal contained
Zn	kt	3.6	0.5	2.8	2.7	1.2	2.1	2.5
Cu	kt	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Pb	kt	3.3	0.5	3.6	2.8	1.4	2.6	2.2
Ag	koz	405.9	54.2	399.6	325.1	157.3	309.1	270.1
Au	koz	1.6	0.3	2.2	2.2	1.4	2.8	3.1
Zn Eq production (1)	kt	11.2	1.7	11.1	9.6	4.8	9.1	9.1

Cash Cost Net of By-products (2)	US$/t	1,733.7	(2,310.1)	(713.7)	(986.5)	(3,489.2)	(946.2)	(454.1)
Cash Cost Net of By-products (2)	US$/lb	0.79	(1.05)	(0.32)	(0.45)	(1.58)	(0.43)	(0.21)

Vazante, Brazil

		1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21
Treated Ore	kt	396.0	401.7	407.3	418.0	407.9	406.1	414.1

Grade
Zinc	%	10.67	10.52	10.31	10.22	9.76	9.65	10.18
Lead	%	0.37	0.40	0.34	0.35	0.33	0.35	0.34
Silver	oz/t	0.46	0.72	0.68	0.65	0.70	0.63	0.71

Production | metal contained
Zn	kt	36.8	36.8	36.9	37.6	34.8	33.7	36.5
Pb	kt	0.2	0.3	0.4	0.5	0.4	0.5	0.4
Ag	koz	49.9	98.7	116.6	118.3	113.9	124.7	130.0
Zn Eq production (1)	kt	37.3	37.9	38.2	39.1	36.1	35.2	38.0

Cash Cost Net of By-products (2)	US$/t	1,203.9	1,139.6	1,189.2	1,189.5	914.4	857.5	873.9
Cash Cost Net of By-products (2)	US$/lb	0.55	0.52	0.54	0.54	0.41	0.39	0.40

47

Earnings Release – 3Q21

Morro Agudo, Brazil

		1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21
Treated Ore	kt	268.2	320.7	302.3	289.4	266.5	269.0	208.1

Grade
Zinc	%	2.37	2.38	2.43	2.46	2.00	1.93	2.00
Lead	%	0.45	0.48	0.52	0.51	0.70	0.65	0.67

Production | metal contained
Zn	kt	5.5	6.7	6.4	6.5	4.5	4.4	3.6
Pb	kt	0.9	1.1	1.0	0.9	1.2	1.1	0.8
Ag	koz	3.5	0.0	0.0	0.0	0.0	0.0	0.0
Zn Eq production (1)	kt	6.4	8.5	8.9	8.1	5.8	6.5	5.8

Cash Cost Net of By-products (2)	US$/t	2,328.7	1,542.9	1,372.2	1,762.6	1,751.1	1,229.1	2,234.6
Cash Cost Net of By-products (2)	US$/lb	1.06	0.70	0.62	0.80	0.79	0.56	1.01

48

Earnings Release – 3Q21

Smelting | Consolidated and Sales by Asset

		1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21
Metallic zinc sales	kt	137.4	114.1	148.1	151.1	138.5	146.7	144.6
Zinc oxide sales	kt	8.0	5.7	10.3	10.7	9.8	9.9	10.9
Total sales volume	kt	145.3	119.9	158.4	161.8	148.4	156.6	155.5

Metallic zinc sales
Cajamarquilla	kt	76.2	57.6	81.6	87.5	77.5	85.8	80.8
Três Marias	kt	40.4	38.3	47.8	42.7	41.2	40.5	44.1
Juiz de Fora	kt	20.8	18.2	18.6	20.9	19.9	20.4	19.7

Zinc oxide sales
Três Marias	kt	8.0	5.7	10.3	10.7	9.8	9.9	10.9

Global recovery
Cajamarquilla	%	93.1	93.7	93.5	94.4	94.8	94.8	94.1
Três Marias	%	95.2	95.4	94.8	94.0	94.6	95.4	94.7
Juiz de Fora	%	92.1	92.8	93.3	93.3	93.9	94.7	93.2

Cash cost
Cajamarquilla	US$/t	1,802.3	1,794.6	1,795.8	2,070.1	2,219.1	2,346.4	2,787.5
	US$/lb	0.82	0.81	0.81	0.94	1.01	1.06	1.26
Três Marias	US$/t	1,598.0	1,170.2	1,602.7	1,998.9	2,167.3	2,502.2	2,285.0
	US$/lb	0.72	0.53	0.73	0.91	0.98	1.13	1.04
Juiz de Fora	US$/t	2,009.4	1,657.9	1,946.6	2,018.6	2,023.5	2,212.9	2,372.9
	US$/lb	0.91	0.75	0.88	0.92	0.92	1.00	1.08

Conversion cost
Cajamarquilla	US$/t	482.9	522.3	486.8	605.1	457.3	480.3	622.3
	US$/lb	0.22	0.24	0.22	0.27	0.21	0.22	0.28
Três Marias	US$/t	341.8	284.0	319.3	355.3	242.4	272.2	256.9
	US$/lb	0.16	0.13	0.14	0.16	0.11	0.12	0.12
Juiz de Fora	US$/t	560.0	385.8	628.0	626.6	505.0	566.7	643.0
	US$/lb	0.25	0.17	0.28	0.28	0.23	0.26	0.29

49

Earnings Release – 3Q21

All-in Sustaining Cost – Mining (2)

3Q21

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	36,451	3,640	23,207	14,106	2,461	79,864		79,864
(+)	COGS	26.2	13.8	94.6	36.3	14.5	185.3	5.7	191.1
(+)	On-site G&A	1.7	1.0	0.0	0.0	0.0	2.6		2.6
(-)	By-products revenue	(3.4)	(6.0)	(83.2)	(25.9)	(13.8)	(132.2)	(3.9)	(136.1)
(+)	Treatment Charges	17.1	1.3	9.7	6.1	1.4	35.6		35.6
(+)	Selling Expenses	0.1	0.7	0.5	0.1	(0.1)	1.2		1.2
(-)	Depreciation, amortization and depletion	(6.6)	(1.4)	(29.8)	(6.6)	(3.0)	(47.3)	(0.0)	(47.3)
(-)	Royalties	(0.4)	(0.3)				(0.7)		(0.7)
(-)	Workers participation & Bonus	(0.5)	(0.3)	(4.0)	(1.8)	(0.1)	(6.6)		(6.6)
(+)	Others	(2.4)	(0.7)	(0.1)	3.5	0.0	0.3		0.3
(=)	Cash Cost (Sold)	31.9	8.1	(12.2)	11.6	(1.1)	38.3	1.8	40.1
	Cash Cost (Sold) (per ton)	873.9	2,234.6	(527.3)	824.8	(454.1)	479.2	0.0	501.8
(+)	Sustaining Capital Expenditure	10.8	1.9	10.1	7.9	2.5	33.2	4.3	37.5
(=)	Sustaining Cash Cost (Sold)	42.7	10.1	(2.1)	19.5	1.4	71.5	6.1	77.6
	Sustaining Cash Cost (Sold) (per ton)	1,170.5	2,767.1	(91.5)	1,381.6	568.4	895.3	0.0	971.2
(+)	Workers participation & Bonus	0.5	0.3	4.0	1.8	0.1	6.6		6.6
(+)	Royalties	0.4	0.3	0.0	0.5	0.2	1.4		1.4
(+)	Corporate G&A							11.5	11.5
(=)	AISC (Sold)								97.1
(=)	AISC (Sold) (per ton)								1,215.7
(=)	AISC (Sold) in US$/lb								0.55

50

Earnings Release – 3Q21

3Q20

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	36,857	6,435	24,349	10,292	3,022	80,956		80,956
(+)	COGS	19.5	13.4	77.9	33.6	10.6	154.9	(9.4)	145.5
(+)	On-site G&A	1.2	0.8	0.0			2.0		2.0
(-)	By-products revenue	(2.7)	(6.3)	(72.1)	(18.6)	(12.8)	(112.6)	9.4	(103.2)
(+)	Treatment Charges	30.9	4.1	15.0	7.9	2.1	59.9		59.9
(+)	Selling Expenses	0.1	0.7	0.8	0.1	0.1	1.9		1.9
(-)	Depreciation, amortization and depletion	(3.3)	(3.2)	(24.7)	(7.0)	(2.7)	(40.9)	(0.0)	(40.9)
(-)	Royalties	(0.7)	(0.3)	0.0	(0.4)	(0.2)	(1.6)		(1.6)
(-)	Workers participation & Bonus	(0.2)	(0.1)	(1.7)	(0.1)	(0.1)	(2.2)		(2.2)
(+)	Others	(0.9)	(0.3)	(0.3)	(1.2)	0.8	(1.9)		(1.9)
(=)	Cash Cost (Sold)	43.8	8.8	(5.1)	14.2	(2.2)	59.6	(0.0)	59.5
	Cash Cost (Sold) (per ton)	1,189.2	1,372.2	(211.3)	1,380.3	(713.7)	735.8	0.0	735.3
(+)	Sustaining Capital Expenditure	5.5	1.5	7.5	3.3	3.3	21.1	(3.0)	18.1
(=)	Sustaining Cash Cost (Sold)	49.3	10.3	2.4	17.5	1.2	80.7	(3.1)	77.6
	Sustaining Cash Cost (Sold) (per ton)	1,337.3	1,608.2	98.4	1,699.7	381.9	996.6	0.0	958.8
(+)	Workers participation & Bonus	0.2	0.1	1.7	0.1	0.1	2.2		2.2
(+)	Royalties	0.8	0.7	0.0	0.3	0.2	2.0		2.0
(+)	Corporate G&A							14.4	14.4
(=)	AISC (Sold)								96.3
(=)	AISC (Sold) (per ton)								1,189.5
(=)	AISC (Sold) in US$/lb								0.54

51

Earnings Release – 3Q21

All-in Sustaining Cost – Smelting (2)

3Q21

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	52,213	19,517	76,778	148,508		148,508
(+)	COGS	140.6	58.8	240.4	439.8	(1.2)	438.6
(-)	Cost of freight	(6.2)	(0.6)	(5.5)	(12.4)		(12.4)
(+)	On-site G&A	1.2	1.0	4.6	6.8	0.0	6.8
(-)	Depreciation, amortization and depletion	(3.6)	(3.1)	(13.5)	(20.2)		(20.2)
(-)	By-products revenue	(4.1)	(5.6)	(11.7)	(21.3)	1.2	(20.1)
(-)	Workers participation & Bonus	(0.4)	(0.3)	(0.3)	(1.0)		(1.0)
(+)	Others	(8.2)	(3.8)	0.0	(12.0)		(12.0)
(=)	Cash Cost (Sold)	119.3	46.3	214.0	379.6	0.0	379.6
	Cash Cost (Sold) (per ton)	2,285.0	2,372.9	2,787.5	2,556.3		2,556.3
(+)	Sustaining Capital Expenditure	4.9	7.6	10.4	22.9	0.5	23.4
(=)	Sustaining Cash Cost (Sold)	124.2	54.0	224.4	402.5	0.5	403.0
	Sustaining Cash Cost (Sold) (per ton)	2,378.5	2,764.2	2,922.8	2,710.6		2,713.9
(+)	Workers participation & Bonus	0.4	0.3	0.3	1.0		1.0
(+)	Corporate G&A					7.8	7.8
(=)	AISC (Sold)						411.8
(=)	AISC (Sold) (per ton)						2,772.8
(=)	AISC (Sold) in US$/lb						1.26

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Smelting
	Contained Zinc Sales
	Tonnes	52,213	19,517	76,778	148,508
	COGS	140.6	58.8	240.4	439.8
(-)	Raw Material	(108.7)	(39.0)	(190.1)	(337.8)
(+)	By product cost	(11.6)	(0.7)	(6.0)	(18.2)
(+/-)	Consolidation effects	(1.1)	(2.5)	(7.8)	(11.4)
(+)	Others	(5.8)	(4.0)	11.2	1.4
(=)	Conversion Cost	13.4	12.6	47.8	73.7
(=)	Conversion Cost in US$/t	256.9	643.0	622.3	496.6
(=)	Conversion Cost in US$/lb	0.12	0.29	0.28	0.23

Note: Cash cost and AISC per ton sold does not include the impact of the cost of metal purchased for resale.

52

Earnings Release – 3Q21

3Q20

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	55,882	18,495	81,513	155,889		155,889
(+)	COGS	102.3	43.8	190.8	337.0	(0.6)	336.3
(-)	Cost of freight	(3.2)	(0.7)	(9.5)	(13.4)		(13.4)
(+)	On-site G&A	1.1	1.0	4.4	6.4	0.0	6.4
(-)	Depreciation, amortization and depletion	(3.5)	(2.9)	(13.8)	(20.2)		(20.2)
(-)	By-products revenue	(4.4)	(3.7)	(22.6)	(30.7)	0.6	(30.0)
(-)	Workers participation & Bonus	(0.2)	(0.2)	(2.9)	(3.3)		(3.3)
(+)	Others	(2.5)	(1.3)		(3.9)		(3.9)
(=)	Cash Cost (Sold)	89.6	36.0	146.4	271.9	0.0	271.9
	Cash Cost (Sold) (per ton)	1,602.7	1,946.6	1,795.8	1,744.5		1,744.5
(+)	Sustaining Capital Expenditure	4.8	2.6	10.4	17.7	(5.8)	11.9
(=)	Sustaining Cash Cost (Sold)	94.3	38.6	156.8	289.7	(5.8)	283.9
	Sustaining Cash Cost (Sold) (per ton)	1,687.8	2,086.2	1,923.3	1,858.2		1,821.0
(+)	Workers participation & Bonus	0.2	0.2	2.9	3.3		3.3
(+)	Corporate G&A					9.4	9.4
(=)	AISC (Sold)						296.6
(=)	AISC (Sold) (per ton)						1,902.4
(=)	AISC (Sold) in US$/lb						0.86

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Smelting
	Contained Zinc Sales
	Tonnes	55,882	18,495	81,513	155,889
	COGS	102.3	43.8	190.8	337.0
(-)	Raw Material	(64.7)	(25.1)	(164.7)	(254.5)
(+)	By product cost	(9.4)	(0.7)	(4.4)	(14.5)
(+)	Consolidation effects	(9.5)	1.6	(0.3)	(8.2)
(+)	Others	(0.9)	(7.9)	18.2	9.4
(=)	Conversion Cost	17.8	11.6	39.7	69.1
(=)	Conversion Cost in US$/t	319.3	628.0	486.8	443.5
(=)	Conversion Cost in US$/lb	0.14	0.28	0.22	0.20

53